Exhibit 1.2
Management’s Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2020
February 17, 2021

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the “2020 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and the 2020 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). Pan American’s significant accounting policies are set out in Note 3 of the 2020 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", and “working capital", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the 2020 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

CORE BUSINESS AND STRATEGY
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. Our strategy to achieve this vision is to:
•Generate an attractive return on invested capital through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our reserves and resources through targeted near-mine exploration and business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

2020 HIGHLIGHTS
Operations
Coronavirus disease ("COVID-19") pandemic impact
Pan American's normal operations in Mexico, Peru, Argentina and Bolivia were suspended for an average duration of approximately two months during the first half of 2020 in order to comply with mandatory national quarantines imposed in response to the COVID-19 pandemic. The Huaron and Morococha operations were suspended for another approximately three months through the third quarter of 2020. The Company conducted care and maintenance activities at the suspended operations until the government restrictions were lifted and Pan American determined it was safe to resume operations. During these suspensions, limited production continued from the circulation of process solutions on the heap leach pads at the Shahuindo and La Arena open pit operations in Peru and the Dolores open pit operation in Mexico. Pan American incurred care and maintenance costs for the COVID-19 related mine suspensions of $75.1 million in 2020, inclusive of depreciation and amortization related to fixed assets.
Following the restart of operations, production was below normal capacity rates in order to accommodate COVID-19 related protocols to help protect the health and safety of our workforce and communities. Implementation of COVID-19 related protocols also resulted in the Timmins operation in Canada operating below normal capacity rates; however, operations at Timmins were not suspended during 2020. Further discussion on the operational status of each mine is included in the "2020 Operating Performance" section of this MD&A under the sub-heading "Impact of COVID-19".
The COVID-19 pandemic also delayed progress on certain capital projects in 2020, resulting in approximately $50.0 million to $60.0 million of sustaining and project capital being deferred into 2021.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Due to the uncertainties regarding the impact of COVID-19 on our operations, in May 2020, the Company withdrew its 2020 annual production, Cash Costs, AISC and capital expenditure forecasts, as provided in the 2019 annual MD&A dated March 12, 2020 (the "Original 2020 Forecasts"). The Company subsequently issued a new 2020 annual forecast in the Q2 2020 MD&A dated August 5, 2020 (the "August 2020 Forecast"). In the MD&A for the third quarter of 2020 ("Q3 2020"), dated November 4, 2020, management further revised forecasts for 2020 annual silver production and capital expenditures (the "Revised 2020 Forecast"). A comparison of 2020 results to the Revised 2020 Forecast is included and discussed in the 2020 Operating Performance section of this MD&A.
Silver production of 17.3 million ounces
Consolidated silver production for 2020 of 17.3 million ounces was 8.6 million ounces less than in 2019, mainly reflecting COVID-19 related mine suspensions and restricted capacities. 2020 silver production was less than the Revised 2020 Forecast range of 18.0 to 19.0 million ounces, largely due to the production shortfall at La Colorada from the impact of the loss of a ventilation raise from surface in Q4 2020.
Gold production of 522.4 thousand ounces
Consolidated gold production for 2020 of 522.4 thousand ounces was 36.7 thousand ounces less than in 2019, largely reflecting the same COVID-19 related factors that affected 2020 silver production, partially offset by continued limited production at the Gold Segment mines during their suspensions from circulation of process solutions on the heap leach pads, and better ability to operate the open pit mines at rates closer to design capacity than in the underground mines where social distancing measures are more restrictive. 2020 gold production was slightly lower than the Revised 2020 Forecast range of 525.0 to 575.0 thousand ounces.
Base metal production
Zinc production in 2020 of 40.2 thousand tonnes was lower than 2019, primarily due to the impact of COVID-19, and was within management's Revised 2020 Forecast production range of 40.0 to 43.0 thousand tonnes.
Lead production in 2020 of 15.7 thousand tonnes was lower than 2019, due to the impact of COVID-19, and was below management's Revised 2020 Forecast production range of 17.0 to 18.0 thousand tonnes.
Copper production in 2020 of 5.2 thousand tonnes was lower than 2019, and above management's Revised 2020 Forecast production range of 4.3 to 4.9 thousand tonnes.
Financial
Revenue, net earnings, and operating cash flows
Revenue in 2020 of $1.34 billion was 1% lower than in 2019, reflecting decreased quantities of metal sold offset by higher realized precious metal prices. Quantities of metals sold were largely impacted by the COVID-19 related mine suspensions and throughput reductions. Revenue in the fourth quarter of 2020 ("Q4 2020") of $430.5 million was a Company quarterly record.
Net earnings of $176.5 million ($0.85 basic income per share) was recorded for 2020 compared with $111.2 million ($0.55 basic income per share) in 2019. The $65.2 million year-over-year increase mainly reflects: a $130.9 million increase in mine operating earnings; a $40.1 million decrease in impairment charges, with no impairment charges or impairment reversals recorded in 2020; a $9.2 million decrease in interest and finance expense; and a $7.5 million decrease in transaction and integration costs; all partially offset by a $78.4 million increase in care and maintenance costs, reflecting the COVID-19 related mine suspensions; a $4.3 million increase in income tax expense; a $21.7 million decrease in investment income; and a $17.1 million increase in other expenses.
Adjusted earnings: in 2020 were $243.4 million, representing basic adjusted earnings per share of $1.16, which was $85.4 million, or $0.37 per share, higher than 2019 adjusted earnings of $158.0 million, and basic adjusted earnings per share of $0.78, respectively.
Cash flow from operations: in 2020 totaled $462.3 million for a Company record, which was $180.3 million more than the $282.0 million generated in 2019. Cash flow from operations in Q4 2020 of $170.6 million was also a Company quarterly record.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Liquidity and working capital
As at December 31, 2020, the Company had cash and short-term investment balances of $279.1 million, working capital of $495.2 million, and the full $500.0 million available under its revolving credit facility (the "Credit Facility"), following repayment in Q4 2020 of the remaining $90.0 million drawn amount. Total debt of $33.6 million was related to lease liabilities.
Cash costs per ounce sold
Silver Segment 2020 cash costs were $7.05 per silver ounce sold, in-line with the Revised 2020 Forecast range of $6.20 to $7.70 per silver ounce sold.
Gold Segment 2020 cash costs were $797 per gold ounce sold, which was slightly lower than the Revised 2020 Forecast range of $800 to $860 per gold ounce sold.
Cash Costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the 2020 Financial Statements.
All-in Sustaining Costs per ounce sold (“AISC”)
Silver Segment 2020 AISC were $11.38 per silver ounce sold, in-line with the Revised 2020 Forecast range of $10.50 to $12.50 per silver ounce sold.
Gold Segment 2020 AISC were $1,011 per gold ounce sold, which was lower than the Revised 2020 Forecast range of $1,050 to $1,125 per gold ounce sold.
Consolidated 2020 AISC per silver ounce sold, including by-product credits from the Gold Segment mines, were negative $(3.29) per silver ounce sold, which was lower than the Revised 2020 Forecast range of $(3.00) to $0.75 per silver ounce sold.
AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the 2020 Financial Statements.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE
Pan American is committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner. Our core environmental, social, governance ("ESG") values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
The Company sets annual corporate performance goals with an effort to instill a high level of understanding and commitment by those who carry out our day-to-day business activities. These goals and performance relative to them are reported in our sustainability report, which also includes our ESG, and health and safety performance. Our 2019 sustainability report (the "Sustainability Report") released on May 8, 2020 is available on our website at www.panamericansilver.com, and the Company plans to release an updated 2020 sustainability report (the "2020 Sustainability Report") in the early part of the second quarter of 2021.
On September 14, 2020 the Company hosted its first "Responsible Investor Conference Call" where senior members of the Company's management team discussed the Company's approach and performance on ESG matters, the key opportunities and challenges regarding our sustainability strategy, and the Company's 2019 Sustainability Report, and responded to questions from investors and analysts. A webcast of this call along with the related presentation slides are available on our website at www.panamericansilver.com.
As part of our commitment to driving global sustainable development and contributing to the United Nations Sustainable Development Goals, we became signatories to the United Nations Global Compact in July 2020. As a signatory, in 2021 we will begin reporting on our progress implementing the United Nations Global Compact Principles into business operations.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Governance
Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. We believe that our current corporate governance systems meet or exceed these requirements.
The Company's board of directors (the "Board of Directors" or "Board") oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom were independent as at December 31, 2020. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Nominating and Governance Committee, appointed by the Board, oversees the effective functioning of the Board and the implementation of governance best practices.
We believe that good corporate governance is important to the effective performance of the Company, and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.
The Health, Safety, Environment, and Communities Committee ("HSEC Committee") of the Board provides oversight related to health and safety and guidance to management in ensuring mine operations and project development are conducted in an environmentally and socially responsible manner. The full charter of the HSEC Committee is available at www.panamericansilver.com.
At the management level, we have established an ESG Committee comprised of cross-departmental senior and executive management representatives, including: the Chief Executive Officer; the Chief Operating Officer; the Chief Financial Officer; the Senior Vice President, Corporate Affairs and Sustainability; the General Counsel; the Senior Vice President, Technical Services & Process Optimization; the Vice President, Sustainability, Diversity and Inclusion; the Vice President, Environment; and, the Vice President, Mineral Processing, Tailings & Dams.
The ESG Committee meets frequently and is responsible for establishing and overseeing the Company's ESG policies and performance, and monitoring the Company's human rights programs.
Health and Safety
Pan American is deeply committed to protecting the health, safety and well-being of our employees, contractors, suppliers, and communities where we operate. We believe that operating safe mines and building a culture of safety are directly related to our operational success and the ability to create long-term value for all our stakeholders.
Environmental
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Environmental Policy, we take measures to minimize and mitigate the environmental impacts of our operations in each phase of the mine life cycle, from early exploration through development, construction and operation, up to and after the mine’s closure. We are actively implementing the Mining Association of Canada’s Towards Sustainable Mining ("TSM") program at all of our mines.
We have a company-wide goal, connected to our annual executive compensation plan, of incurring zero significant environmental incidents ("SEI") at our operations. An SEI is defined as an incident that has a direct negative impact on the environment, or the communities outside the Company's mines or project sites, including environmental incidents that significantly impact communities' perceptions of the Company. We have had no SEIs in 2020 or in 2021 as of the date of this MD&A.
We conduct corporate environmental audits of our operations to monitor and continuously improve environmental performance. Environmental staff from the mines periodically assist the corporate environmental team in conducting these audits, which improves commitment, definition and adoption of best practices, and

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

integration and consolidation of company-wide standards across our operations. In 2020 a corporate environmental audit was conducted on the La Colorada operation. In 2019, environmental audits were conducted on the Manantial Espejo, La Arena, and Shahuindo mines. No material issues were identified in either the 2020 or 2019 environmental audits. The corporate audit program was restricted in 2020 due to COVID-19 travel restrictions.
Climate Strategy
We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. We support the recommendations from the Financial Stability Board Task Force on Climate Related Financial Disclosure ("TCFD"), and we are working towards their implementation, targeting 2021 for the release of our first TCFD-aligned report. In 2020, we started work on climate-related goals for 2021 and climate change risk analysis for TCFD reporting purposes, including transitional risks. The Company plans to include in the 2020 Sustainability Report details on the approach and status of management's assessment of climate change related risks and opportunities facing the Company. The nature of such risks are expected to include, but are not necessarily limited to, the climate change risks further described in the Risk and Uncertainties section of this MD&A. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual sustainability reports.
Tailings
We continuously work to ensure that all tailings storage facilities, dams, heap leach pads, and waste stockpiles are robustly designed, built, operated, maintained and closed in accordance with our internal standards, the TSM Tailings Management protocol, the Canadian Dam Association guidelines, and known global best practices in order to prevent any incidents or failures. Our tailings storage facilities and water dams are subject to routine inspections, audits, geotechnical and environmental monitoring, annual reviews, and independent reviews to continually improve systems and methods in order to minimize potential harm associated with these long-term facilities.
In 2020, we advanced the implementation of the TSM protocols at all of our sites and ensured safe management of tailings facilities during mine suspensions related to the COVID-19 pandemic. All installations are in satisfactory condition, and continue to be monitored to confirm readings and trends are acceptable.
Water
We recognize competition to access valuable water resources is intensifying in the regions where we operate due to population growth, economic development, degraded water quality and climate change. Our effective water stewardship is essential to secure access to valuable water resources, protecting shared resources, respecting the rights of other water users, and where possible avoiding impacts that may occur within and beyond our operating boundaries. This involves developing comprehensive understandings in the quantity, quality, competing rights and uses, and renewability of the water resource regimes that has been allocated to our business and closely managing our use of freshwater, investigating ways of using water more efficiently, minimizing negative impacts on water quality and, in many instances, developing access to water resources for regional benefits that were previously unknown or undeveloped.
In 2020, we continued to implement the TSM Water Stewardship protocol and had no material incidents or non-compliance related to water in the quarter.
Corporate Social Responsibility
Supporting Communities during the COVID-19 Pandemic
The COVID-19 pandemic has resulted in a humanitarian crisis in many of the communities where Pan American operates. The Company is engaging with its communities to better understand the effects of the pandemic on its residents and how we can support them during this time. Pan American has committed to donate $2.0 million towards food, hygiene and medical supplies, and personal protection equipment; and included the donation of an

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

oxygen plant from our Shahuindo operation to the Cajambamba province of Peru. The oxygen plant supplies oxygen to local hospitals and health care centres in the Cajamarca region. The Company is also providing health care support, assisting with sanitation efforts, and facilitating access to education. At the request of some of the communities, we paused the implementation of our local economic development programs earlier in 2020. Most of these programs are now in the process of being resumed.
In 2020, Pan American entered into a 3-year, $1.5 million partnership commitment with UNICEF Canada to provide health and education to vulnerable children in Latin America affected by the COVID-19 pandemic.
Community Engagement
We have adopted formal policies, procedures, and industry best practices to manage our impacts and contribute to the social and economic development of local communities. Our social management framework provides a consistent methodology for measuring and tracking social impacts and sustainability performance across our mines, while offering the flexibility needed to tailor our approach to the circumstances of each operation. Components of our management framework include:
•Community teams at each operation are responsible for community engagement, impact management, and program implementation.
•Response mechanisms help us understand and respond to community questions, concerns or complaints around the perceived or actual impacts of our activities.
•Participatory baseline assessments conducted with communities and third parties help us understand a community’s social context, the potential impacts of our activities, and communities of interest and vulnerable groups.
•Programs and initiatives intended to provide long-term sustainable benefits are designed in collaboration with communities.
We conduct social audits at all operations to help us monitor and manage the impacts of our activities on communities, our work force, and in our regional supply chains. Our audit framework is based on the ISO 26000 guidance on social responsibility and incorporates content from best practices and other standards, including the United Nations Guiding Principles on Business and Human Rights, as well as the TSM Protocol on Community and Aboriginal Relationships. During 2020, we conducted a social audit of the Manantial Espejo operation in Argentina.
Human Rights
In 2019, Pan American adopted its Global Human Rights Policy that is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises. This policy consolidates several of our existing objectives in the areas of environment, labour, diversity and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our employees, communities, and other external stakeholders.
We took additional steps to align with international human rights best practices in 2019 and conducted a gap assessment of our security practices against the requirements of the Voluntary Principles on Security and Human Rights and UNICEF Canada’s Child Rights and Security Checklist at two of our three operations with armed security forces: La Colorada in Mexico and Escobal in Guatemala. In 2020, we completed the final assessment at Dolores in Mexico.
Our on-going community engagement, social audit process, and response mechanisms are designed to help us identify actual and potential human rights risks resulting from our activities and take appropriate steps to manage and mitigate these risks. Our social audit process screens for human rights risks in the provisions of certain contractor and subcontractor agreements, as well as from contractor security practices. Our Supplier Code of Conduct provides an additional framework to help manage human rights risks in our supply chain. We also follow

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

the guidelines set by the World Gold Council’s Conflict-Free Gold Standard, which helps us ensure that our actions do not contribute to human rights violations.
In December 2020, Pan American adopted an Inclusion and Diversity Policy, which provides guidance on standards of conduct that must be followed by our directors, officers, employees, contractors and business partners acting on behalf of or representing Pan American. The Policy is available at panamericansilver.com.
Indigenous Rights
Pan American recognizes and respects the rights, cultures, heritage and interests of indigenous peoples. We are committed to building and maintaining positive relationships with indigenous groups through on-going engagement, and identification of mutually beneficial opportunities.
Through our acquisition (the "Tahoe Acquisition") of Tahoe Resources Inc. ("Tahoe"), we now control three mining properties located near Indigenous communities – our Timmins West and Bell Creek operating mines (collectively, "Timmins") in Canada and the Escobal mine in Guatemala. Mining operations at Escobal are suspended while the government of Guatemala completes an International Labour Organization 169 ("ILO 169") consultation process with local Indigenous communities.

2021 OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A. We may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year. The 2021 production, cash costs and AISC outlooks for each mine are further discussed in the "2021 Mine Operation Forecasts" section of this MD&A.
2021 Silver and Gold Production, Cash Costs and AISC Forecasts:

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada	7.16 - 7.44	4.0 - 4.2	4.00 - 5.00	8.50 - 9.50
Huaron	3.61 - 3.86	0.5	4.80 - 7.90	9.50 - 12.50
Morococha (92.3%)(2)	2.25 - 2.42	0.8 - 0.9	10.00 - 14.20	13.50 - 17.50
San Vicente (95.0%)(3)	3.23 - 3.37	0.5	12.30 - 13.50	16.75 - 17.75
Manantial Espejo/COSE/Joaquin	3.18 - 3.46	33.2 - 35.3	16.30 - 17.30	19.00 - 20.00
Total(4,5)	19.43 - 20.55	39.0 - 41.4	8.50 - 10.00	12.50 - 14.00
Gold Segment:
Dolores	2.73 - 2.97	160.8 - 179.3	665 - 820	850 - 1,000
Shahuindo	0.29 - 0.43	153.9 - 165.0	715 - 795	1,125 - 1,250
La Arena	0.03	102.9 - 110.9	870 - 940	1,275 - 1,400
Timmins	0.02	148.4 - 158.5	1,085 - 1,160	1,375 - 1,450
Total(4,5)	3.07 - 3.45	566.0 - 613.7	825 - 925	1,135 - 1,250
Total Production(5)	22.50 - 24.00	605.0 - 655.1	n/a	n/a
Consolidated Silver Basis(6)	n/a	n/a	n/a	(2.80) - 2.70
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The cash costs and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,825/oz for gold, $2,700/tonne ($1.22/lb) for zinc, $1,900/tonne ($0.86/lb) for lead, and $7,400/tonne ($3.36/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.30 for the Canadian dollar ("CAD").
(2)Morococha data represents Pan American’s 92.3% interest in the mine's production.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

(3)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold.
(5)Totals may not add due to rounding.
(6)Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. General and administrative ("G&A") and greenfield exploration costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.
The 2021 forecast assumes operations will continue to be impacted by comprehensive COVID-19 protocols, which increase costs and restrict throughput levels, especially at our underground mines. The impact of COVID-19 on operations is expected to diminish over the course of 2021, as vaccinations are deployed throughout our operating jurisdictions later in the year. For the first quarter of 2021, we assume operations will experience the full effect of COVID-19 restrictions, similar to Q4 2020. We assume the impact of restrictions declines to 75% in the second quarter, 50% in the third quarter and 25% in the fourth quarter of 2021. The first quarter of 2022 is assumed to be the first period that will be free of COVID-19 restrictions, allowing operations to run at full capacity. The impact regarding the restrictions could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and supply of vaccines, and the roll-out of vaccination programs in each jurisdiction.
The Company has forecast 2021 silver production of 22.50 to 24.00 million ounces, representing a 30% to 39% increase over the 2020 consolidated production of 17.31 million ounces, as operating restrictions related to COVID-19 begin to diminish over 2021. The silver production guidance for 2021 reflects: the decline in silver grades and increase in gold grades at Dolores from mine sequencing; restricted mining rates at La Colorada during the first half of the year due to the replacement of ventilation infrastructure; and a continued scarcity of qualified underground mining personnel in southern Argentina due to inter-provincial travel restrictions, which results in reduced production rates at Manantial Espejo, COSE and Joaquin while extending the mine lives by approximately one year.
Gold production in 2021 is expected to be between 605.0 thousand and 655.1 thousand ounces, which is an increase of between 16% and 25% from 2020 production levels. The expected increase is primarily driven from the higher gold production at Dolores due to an expected 40% to 45% increase in gold grades, as well as the assumption that operating restrictions related to COVID-19 begin to diminish over 2021.
Due to the expected gold production at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation. As such, the Company will report Dolores cash costs and AISC in 2021 on a per ounce of gold basis and include it as part of its Gold Segment cash costs and AISC calculations.
Silver Segment cash costs for 2021 are forecast to be between $8.50 and $10.00 per payable ounce of silver, while Silver Segment AISC are expected to be between $12.50 and $14.00 per ounce, which compare to 2020 Silver Segment cash costs and AISC of $7.05 and $11.38, respectively. The expected increases relative to 2020 are primarily driven by the reallocation of Dolores from the Silver Segment, as the 2020 cash costs and AISC, exclusive of Dolores, were $10.14 and $13.10, respectively. Excluding the impact from moving Dolores into the Gold Segment, Silver Segment cash costs are expected to decrease in 2021 due to higher by-product credits from higher price assumptions and better grades at Manantial Espejo and San Vicente, which should more than offset increased operating costs. Similarly, Silver Segment AISC are expected to decrease from 2020 AISC (excluding Dolores) due to higher grades and by-product credits, despite higher anticipated sustaining capital investments for several long life projects, such as tailings storage facility expansions and other mine infrastructure.
Gold Segment cash costs for 2021 are forecast to be between $825 and $925 per payable ounce of gold, while Gold Segment AISC are expected to be between $1,135 and $1,250 per ounce, which compare to 2020 Gold Segment cash costs and AISC of $797 and $1,011, respectively. The expected increase in the Gold Segment unit cost per ounce metrics are primarily due to higher waste mining at La Arena and Shahuindo from an increase in the waste-to-ore strip ratio and increased costs in consumables and community spending, as well as increased capital spending at Shahuindo, La Arena and Timmins, as described in the "2021 Capital Expenditure Forecasts" section, which largely reflects the deferral of major projects from 2020 into 2021. The increases at Shahuindo, La

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Arena and Timmins are expected to be partially offset by the reallocation of Dolores into the Gold Segment, which is expected to be our lowest unit cost per ounce producer in 2021.
Consolidated AISC (on a silver basis, net of by-product credits) in 2021 is forecast to be between negative $2.80 and positive $2.70 compared to the negative $3.29 per ounce recorded in 2020. The expected increase in AISC is largely driven by higher anticipated capital spending.
2021 Consolidated Base Metal Production Forecasts:

	Zinc (kt)	Lead (kt)	Copper (kt)
Consolidated Production	60.7 - 64.5	23.4 - 25.7	7.1 - 8.0
Base metal production is expected to increase for zinc, lead and copper in 2021 compared to 2020. The expected increases are largely due to an assumption of steadily increasing operating capacity at all underground mines during 2021, given the assumption of gradually decreasing pandemic impacts.
2021 Capital Expenditure Forecasts
Pan American expects sustaining capital expenditure of between $245.0 million and $260.0 million in 2021, which is an increase from the $162.0 million invested in 2020. In addition, Pan American expects to invest between $55.0 million and $60.0 million in project capital, primarily to advance the skarn deposit at La Colorada and for exploration drilling of the Wetmore project adjacent to the Bell Creek Mine. Approximately $50.0 million to $60.0 million of sustaining and project capital was deferred into 2021 from 2020 due to COVID-19 related delays.
The following table details the forecast capital expenditures at the Company's operations and projects in 2021:

2021 Forecast Capital Investment ($ millions)
La Colorada	27.0 - 29.5
Huaron	14.5 - 15.5
Morococha	6.0 - 7.0
San Vicente	13.5 - 14.5
Manantial Espejo	6.5 - 7.5
Dolores	26.0 - 30.0
Shahuindo	66.5 - 68.0
La Arena	44.5 - 45.0
Timmins	40.5 - 43.0
Sustaining Capital Total	245.0 - 260.0
La Colorada Skarn	50.0 - 55.0
Timmins Expansion	5.0
Project Capital Total	55.0 - 60.0
Total Capital	300.0 - 320.0
The forecast 2021 sustaining capital is related primarily to the following activities:
•La Colorada - underground ventilation infrastructure improvements, mine equipment replacement and refurbishments, tailing storage facility expansions and near-mine exploration;
•Huaron - a tailings storage facility expansion, mine deepening and infrastructure investments, mine equipment replacements, and near-mine exploration;
•Morococha - near-mine exploration and mine equipment additions and replacements;
•San Vicente - a tailings storage facility expansion, mine infrastructure and equipment replacements, and near-mine exploration;

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

•Manantial Espejo - a tailings storage facility expansion, and lease payments related to on-site electricity generation;
•Dolores - heap leach pad expansions, mine equipment refurbishments, and mine infrastructure and plant upgrades;
•Shahuindo - heap leach pad expansions, waste rock storage facility expansions and other mine infrastructure, land purchases and near-mine exploration;
•La Arena - open pit mine waste pre-stripping, waste rock storage facility expansions, leach pad expansions, and near-mine exploration; and,
•Timmins - tailings storage facility expansions, mine equipment replacements and refurbishments, mill upgrades, and near-mine exploration.
Forecast 2021 project capital consists of:
•La Colorada - continued exploration and in-fill drilling, early stage engineering and metallurgical testing for the skarn discovery; camp upgrades; and a refrigeration unit to address temperatures in the underground mine, which appear to increase at depth. The investment in camp upgrades and the refrigeration unit is expected to benefit the current operation, and especially the long-term development of the skarn deposit;
•Timmins - underground development from the existing Bell Creek workings at depth and exploration expenditures related to the Wetmore project.
2021 Care & Maintenance and General & Administrative Expense Forecast
Forecast care and maintenance expense for 2021 is $22.0 million to $23.5 million, and is comprised of $20.0 million to $21.0 million for the Escobal mine and $2.0 million to $2.5 million for the Navidad project. Annual corporate general and administrative expense, including share-based compensation, is forecast to be between $39.0 million and $42.0 million in 2021.
2021 Exploration Expenditures Forecast
Exploration expenditures in 2021, including amounts that will be expensed and capitalized, are expected to total approximately $42.0 million, comprised of: (1) $12.5 million for 105,000 metres of near-mine brownfield exploration drilling targeting reserve replacement, which is included in the forecast for 2021 sustaining capital expenditures for each mine, (2) $8.0 million in regional, greenfield exploration in Peru, Mexico and Canada and corporate overhead; and (3) $22.0 million for drilling the La Colorada skarn and adjacent vein systems, as well as exploring the Wetmore project adjacent to the Bell Creek mine in Timmins, which is included in the forecast for 2021 project capital expenditures.
2021 Mine Operation Forecasts
Management's expectations for each mine’s 2021 operating performance, including production, cash costs, and AISC, are provided below:
La Colorada operation
Silver production is forecast to be between 7.16 and 7.44 million ounces in 2021, which is 42% to 48% more than the 5.02 million ounces produced in 2020. The expected increase is driven primarily by higher throughput rates and higher grades, as the ventilation systems are restored and operating restrictions related to COVID-19 diminish during the year.
Cash costs per silver ounce in 2021 are forecast to be between $4.00 and $5.00, significantly lower than the $6.99 recorded in 2020, given the higher production from higher throughput and grades.
AISC in 2021 is forecast to be between $8.50 and $9.50 per silver ounce, lower than the $10.80 achieved in 2020, driven by the same factors affecting cash costs, partially offset by higher sustaining capital per ounce in 2021 for

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

investments in ventilation and tailings storage projects and because of the COVID-19 related deferral of certain projects from 2020 into 2021.
Huaron operation
Silver production is forecast to be between 3.61 to 3.86 million ounces in 2021, which is 68% to 80% higher than the 2.15 million ounces produced in 2020, reflecting higher anticipated throughput as the operating restrictions related to COVID-19 diminish during the year. The higher throughput is similarly expected to result in an increase in base metal production, offset by slightly lower grades from mine sequencing.
Cash costs per silver ounce in 2021 are forecast to be between $4.80 and $7.90, an increase from the 2020 cash costs of $3.77 per ounce. Higher cost per tonne estimates for 2021 are based on assumptions for modest escalations in wages and consumable costs and increased depth of mining, partially offset by higher by-product credits from higher base metal price assumptions.
AISC for 2021 is forecast to be between $9.50 and $12.50 per silver ounce, higher than the $6.53 per ounce achieved in 2020. The anticipated increase in AISC reflects higher operating costs and higher sustaining capital from the COVID-19 related deferral of certain projects from 2020 into 2021.
Morococha operation
Silver production is forecast to be between 2.25 and 2.42 million ounces in 2021, approximately double the 1.17 million ounces produced in 2020. The expected increase reflects higher anticipated throughput, as the operating restrictions related to COVID-19 diminish during the year, and slightly higher grades. The higher throughput is similarly expected to result in an increase in base metal production, which more than offsets lower base metal grades from mine sequencing.
Cash costs per silver ounce in 2021 are forecast to be between $10.00 and $14.20, comparable to the 2020 cash costs of $11.40 per ounce.
AISC is forecast to be between $13.50 and $17.50 per silver ounce in 2021, significantly lower than the $18.38 per ounce reported in 2020. The decrease largely reflects lower anticipated sustaining capital per ounce in 2021, given the higher production.
San Vicente operation
Silver production is forecast to be between 3.23 and 3.37 million ounces in 2021, a meaningful increase over 2020 production of 2.32 million ounces. The expected increase reflects higher anticipated throughput, as the operating restrictions related to COVID-19 diminish during the year, and higher grades from mine sequencing. The higher throughput and grades are similarly expected to result in an increase in lead and zinc production, while copper production is expected to decrease due to changes in the commercialization strategy.
Cash costs per silver ounce in 2021 are forecast to be between $12.30 and $13.50, which is between $2.04 and $3.24 per ounce lower than 2020 cash costs of $15.54 per ounce. The expected decrease is driven by higher by-product credits per ounce from increased zinc grade and improved concentrate treatment terms, partially offset by higher operating costs, including an increase in royalties based on price assumptions.
AISC for 2021 is forecast to be between $16.75 and $17.75 per silver ounce, slightly lower than the $17.94 per ounce recorded in 2020. The expected decrease is due to the same factors affecting the cash costs forecast, partially offset by higher sustaining capital from the COVID-19 related deferral of certain projects from 2020 into 2021.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Manantial Espejo operation
Silver production is forecast to be between 3.18 and 3.46 million ounces in 2021, which is between 25% and 36% higher than the 2.55 million ounces produced in 2020. Gold production in 2021 is forecast to be between 33.2 and 35.3 thousand ounces, which is between 42% and 51% higher than the 23.4 thousand ounces produced in 2020. The expected increase reflects higher anticipated throughput, particularly from the higher grade COSE and Joaquin operations, as the operating restrictions related to COVID-19 diminish during the year.
Cash costs per silver ounce in 2021 are forecast to be between $16.30 to $17.30, an increase from the 2020 cash costs of $15.68. The expected increase is primarily the result of an assumption that local inflationary pressures will lead to increased wage and consumable costs in dollar terms, and the additional costs for the mining, trucking and processing of COSE and Joaquin ores. These factors increasing costs are partially offset by higher gold by-product credits due to the higher gold grades from COSE displacing low-grade stockpile ores.
AISC for 2021 is forecast to be between $19.00 and $20.00 per silver ounce, higher than the $15.80 per ounce reported in 2020. AISC is expected to increase due to the same factors affecting cash costs, as well as slightly higher sustaining capital.
Dolores operation
Gold production in 2021 is forecast to be between 160.8 and 179.3 thousand ounces, which is between 64% and 83% higher than the 98.0 thousand ounces produced in 2020. Silver production is forecast to be between 2.73 and 2.97 million ounces in 2021, which is 21% to 28% lower than the 3.78 million ounces produced in 2020. The expected increase in gold production and decrease in silver production is primarily driven by planned mine sequencing into higher gold grade but lower silver grade zones in the open pit at depth.
Cash costs per gold ounce in 2021 are forecast to be between $665 and $820 per ounce, compared to $824 per gold ounce had Dolores been reported as a Gold Segment operation in 2020. The expected decrease in cash costs is driven by higher gold grades, despite the lower silver grades expected in 2021, and an increase in operating costs from a higher proportion of non-capitalized open pit waste mining expenditures.
AISC in 2021 is forecast to be between $850 and $1,000 per gold ounce, significantly lower than the $1,189 had Dolores been reported as a Gold Segment operation in 2020. The expected decrease is due to the same factors affecting cash costs, in addition to lower sustaining capital per ounce, largely from a lower open pit strip ratio resulting in lower open pit pre-stripping in 2021.
Shahuindo operation
Gold production is forecast to be between 153.9 and 165.0 thousand ounces in 2021, an increase from the 142.4 thousand ounces produced in 2020. The expected increase reflects higher anticipated throughput, as the operating restrictions related to COVID-19 diminish during the year, partially offset by a decrease in the ratio of ounces produced to gold ounces placed on the heap due to expected leach sequencing during 2021.
Cash costs per gold ounce in 2021 are forecast to be between $715 and $795, up from the 2020 cash costs of $588 per ounce. The expected increase results from: a higher open pit waste strip ratio, operating cost increases for wages and consumables; greater consumption of consumables in the processing circuit; and higher community expenses.
AISC for 2021 is forecast to be between $1,125 and $1,250 per gold ounce, which is $375 to $500 higher than the 2020 AISC of $750 per ounce, reflecting the increase in cash costs, as well as higher sustaining capital from the COVID-19 related deferral of certain projects from 2020 into 2021.
La Arena operation
Gold production is forecast to be between 102.9 and 110.9 thousand ounces in 2021, consistent with the 105.4 thousand ounces produced in 2020 as throughput, grades and recoveries are expected to be relatively stable year-over-year.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Cash costs per gold ounce in 2021 are forecast to be between $870 and $940, which is $149 to $219 higher than 2020 cash costs of $721, largely due to an increase in open pit waste mining, expected cost increases in wages and consumables, and community expenses.
AISC for 2021 is forecast to be between $1,275 and $1,400 per gold ounce, which is between $166 to $291 higher than the $1,109 per ounce reported in 2020 due to the increase in cash costs previously mentioned, as well as higher sustaining capital per ounce. The increase in sustaining capital is primarily from a higher open pit strip ratio and an increase in deferred stripping, which reflect the extension of the mine life following significant exploration success, as disclosed in our 2020 mineral reserves and resources update.
Timmins operation
Gold production is forecast to be between 148.4 and 158.5 thousand ounces in 2021, comparable to the 148.4 thousand ounces produced in 2020, and reflects higher anticipated throughput, as the operating restrictions related to COVID-19 diminish during the year.
Cash costs per gold ounce in 2021 are forecast to be between $1,085 and $1,160, slightly higher than the 2020 cash costs of $1,061. The expected increase primarily reflects an assumption that the Canadian dollar will appreciate relative to the US Dollar in 2021, and for modest cost increases of wages and consumables.
AISC for 2021 is forecast to be between $1,375 and $1,450 per gold ounce, higher than 2020 AISC of $1,213 per ounce due to the expected increase in cash costs, as well as higher sustaining capital investments, largely for a significant expansion of the tailings facility planned for 2021.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

2020 OPERATING PERFORMANCE
Impact of COVID-19
•Operational Impacts
The following section describes the impact of the COVID-19 pandemic on the Company’s operations during the twelve months ended December 31, 2020. Please see the "2021 Operating Outlook" section of this MD&A for our expectation for operations in 2021.
Argentina
On March 20, 2020, the federal government of Argentina imposed mandatory social distancing on its population and ordered the suspension of non-essential activities, including mining. In order to comply with these orders, the Company suspended its Manantial Espejo operations on March 23, 2020, and assigned a work-from-home directive for its administrative personnel. The federal government subsequently deemed mining an essential activity on April 3, 2020. Underground mining at Manantial Espejo resumed on April 26, 2020, and development work at the Joaquin and COSE mines resumed in early May 2020. In addition, the Mining Secretary in the Province of Santa Cruz, Argentina, imposed a suspension of mining operations during the holiday period to help curb the spread of COVID-19, which caused production at Manantial Espejo, COSE and Joaquin to be suspended between December 21, 2020 and January 7, 2021.
Bolivia
On March 22, 2020, the Bolivian government announced a national quarantine and suspension of non-essential activities including mining. In response, the Company halted all supply deliveries and personnel transport to its San Vicente mine, and subsequently suspended operations in an orderly manner, assigning a work-from-home directive for its administrative personnel and support offices. On May 2, 2020, the government authorized the resumption of mining activities. Underground development activities at San Vicente resumed on May 12, 2020, mining resumed on May 18, 2020 and plant operations resumed on June 1, 2020.
Canada
The Timmins mines operated throughout 2020 at reduced capacity to comply with physical distancing restrictions. Health and safety protocols consistent with those recommended by the local and provincial health authorities, best management practices and the World Health Organization were adopted in March 2020 and continue to be refined as new recommendations are adopted.
Mexico
On March 17, 2020, Mexico’s Senate announced the need to demobilize the vulnerable population from conducting activities that could increase the possibility of becoming infected from the COVID-19 virus. On March 19, 2020, the Company began to demobilize vulnerable workers, assigned a work-from-home directive for its administrative personnel and reduced the workforce at its mines in Mexico by approximately 30% in order to increase physical distancing throughout the operations, offices, and personnel transport systems. On March 31, 2020, Mexico's Ministry of Health issued a National Agreement for the immediate suspension of non-essential activities until April 30, 2020, which was subsequently extended to May 30, 2020. The Company suspended its La Colorada and Dolores operations in early April to comply with this National Agreement. Mining operations were permitted to prepare to restart in late May, 2020, as the government began lifting some of the lockdown restrictions and redefined the mining industry as an essential business.
On May 24, 2020, underground mining and processing activities resumed at La Colorada at reduced capacity to accommodate physical distancing restrictions.
At the Dolores operation, open pit mining, crushing, and heap leaching production activities resumed on June 1, 2020 at modestly reduced capacity to accommodate physical distancing restrictions. The pulp agglomeration plant

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

restarted in mid-June 2020 and underground mining resumed in July 2020. Circulation of process solutions on the heap leach pads continued during the suspension, allowing gold and silver production from pad inventory at reduced rates. Construction activity on the heap leach pad expansion resumed in Q4 2020 once the rain season had passed.
Peru
On March 15, 2020, the government of Peru declared a State of Emergency, requiring a national quarantine and suspension of non-essential activities including mining. To comply with the order, the Company assigned a work-from-home directive for its administrative personnel and temporarily suspended operations at its four Peruvian mines: Shahuindo, La Arena, Huaron and Morococha.
Open pit mining and run-of-mine heap leach activities at Shahuindo and La Arena resumed on May 15, 2020 at reduced capacities to accommodate physical distancing restrictions. Construction of the Shahuindo heap leach pad expansion and preparation for construction of the La Arena waste dump resumed in June 2020.
During the suspensions at both Shahuindo and La Arena, circulation of process solutions on the heap leach pads continued.
Operations resumed at Huaron and Morococha on June 7, 2020 and June 23, 2020, respectively; however, both mines were returned to care and maintenance on July 20, 2020 in response to several workers at the mines testing positive for COVID-19. Following intensive health screenings and testing for the virus that were developed and deployed at Shahuindo and La Arena during July and August 2020, the Company began gradually redeploying its workforce at Huaron and Morococha over last two weeks of September 2020.
Financial Impacts
The full financial impacts of the COVID-19 pandemic on the Company are indeterminable given the uncertainty of how long the pandemic impacts will persist. However, management believes that the Company's liquidity is sufficient to satisfy our anticipated 2021 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due based on the Company's current financial position, the results of a management performed COVID-19 disruption and liquidity analysis, and the Company's access to capital, particularly given the credit facility currently in-place. Please see the "Liquidity and Capital Position" and the "Risks and Uncertainties" sections of this MD&A for further information.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Consolidated 2020 Operating Results
Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and twelve month periods ended December 31, 2020 and 2019, except for the Shahuindo, La Arena, and Timmins' mines (the "Acquired Mines"), which for the twelve months ended December 31, 2019 only include production from the February 22, 2019 acquisition date:

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
La Colorada	1,186	2,080	5,025	8,206	0.8	1.3	3.5	4.6
Huaron	892	935	2,148	3,796	0.3	0.2	0.5	1.0
Morococha(1)	527	554	1,173	2,456	0.2	0.2	0.6	1.4
San Vicente(2)	663	877	2,320	3,528	0.1	0.1	0.3	0.5
Manantial Espejo	742	817	2,547	2,599	8.0	6.7	23.4	22.4
Dolores	764	1,287	3,779	5,122	30.5	26.1	98.0	117.6
Shahuindo	83	54	268	137	33.6	43.5	142.4	145.4
La Arena	11	11	33	26	41.4	48.4	105.4	122.5
Timmins	4	6	18	18	38.1	47.3	148.4	143.8
Total (3)	4,872	6,622	17,312	25,886	152.9	173.9	522.4	559.2
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
Silver Production
2020 consolidated silver production of 17.31 million ounces was 33% lower than the 25.89 million ounces produced in 2019. Production at all Silver Segment operations declined year-over-year due to the COVID-19 related mine suspensions and restricted capacities. Other factors reducing 2020 production were: an inability to access high-grade ore at La Colorada due to the COVID-19 related delay in completing an underground ventilation raise and the loss of a ventilation raise from surface in late Q4 2020; mine sequencing into higher gold grade zones and lower silver grade zones at the Dolores open pit mine; and lower grades at San Vicente from mine sequencing.
Consolidated silver production in Q4 2020 of 4.87 million ounces was 26% lower than the 6.62 million ounces produced in Q4 2019, primarily due to the COVID-19 related impacts on operations, as well as the other factors described previously. Q4 2020 silver production was also reduced by a suspension of operations at Manantial Espejo from December 21, 2020 to January 7, 2021, to help curb the spread of COVID-19.
Gold Production
Consolidated gold production in 2020 of 522.4 thousand ounces was 7% below the 559.2 thousand ounces produced in 2019. Gold production was less impacted by COVID-19 than silver production because: operations at Timmins continued throughout 2020; limited production continued at Dolores, La Arena and Shahuindo during their suspensions from circulation of process solutions on the heap leach pads; and capacities are less restricted at the gold open pit mines than the silver producing underground mines.
Consolidated gold production in Q4 2020 of 152.9 thousand ounces was 12% lower than the 173.9 thousand ounces produced in Q4 2019, largely due to the COVID-19 related restrictions on operating capacities and open pit mine sequencing.
Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Base Metal Production
The following table provides the Company’s base metal production for the three-month and twelve-month periods ended December 31, 2020 and 2019:

	Base Metal Production
	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Zinc - kt	14.2	16.6	40.2	67.6
Lead - kt	5.4	7.2	15.7	27.3
Copper - kt	2.3	2.3	5.2	8.7
Zinc, lead and copper production were 40%, 42% and 41% lower in 2020 relative to 2019, respectively. The decreases were primarily due to the COVID-19 related mine suspensions and restricted capacities, as well as lower grades at La Colorada because of ventilation issues preventing access to certain high-grade zones of the mine.
Each operation’s by-product production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Per Ounce Measures
The Company's operations have been divided into Silver and Gold Segments for the purposes of reporting cash costs and AISC, as set out in the table below. The quantification of both the current cash costs and AISC measures is described in detail, and where appropriate reconciled to the 2020 financial statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the cash costs and AISC net of by-product credits at each of Pan American’s operations for the three and twelve months ended December 31, 2020, as compared to the same periods in 2019 for the Silver Segment mines and since February 22, 2019 for the Gold Segment mines:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
La Colorada	7.07	4.30	6.99	2.99	11.78	5.80	10.80	4.54
Dolores	(9.79)	2.64	(2.48)	3.09	(2.17)	9.33	6.17	15.45
Huaron	2.03	5.34	3.77	4.15	3.35	9.44	6.53	7.74
Morococha	11.85	10.85	11.40	4.35	18.29	18.83	18.38	10.08
San Vicente	17.67	14.38	15.54	11.77	20.89	16.50	17.94	13.08
Manantial Espejo	18.72	15.47	15.68	19.59	19.24	16.94	15.80	18.43
Silver Segment Consolidated	6.15	7.80	7.05	6.39	10.37	11.37	11.38	10.46
Shahuindo	619	605	588	570	842	970	750	807
La Arena	556	580	721	644	873	764	1,109	1,042
Timmins	1,126	884	1,061	904	1,355	984	1,213	998
Gold Segment Consolidated	763	693	797	712	1,023	901	1,011	948
Consolidated per silver ounce sold(2):
All Operations					(7.28)	1.04	(3.29)	4.44
All Operations before net realizable value ("NRV") inventory adjustments					(5.85)	0.96	(2.35)	4.45
(1)Cash costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the 2020 Financial Statements.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

(2)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation
Cash Costs
Silver Segment cash costs in 2020 were $7.05 per ounce, a $0.66 increase from the $6.39 per ounce reported in 2019. The increase was the result of: (i) higher direct operating costs per ounce, largely from the COVID-19 related impact on throughput and the cost associated with protocols to protect health and safety, (ii) higher direct selling costs per ounce from higher concentrate treatment charges, and (iii) higher royalties from increased metal prices. Partially offsetting these factors was an increase in by-product credits per ounce from increased gold, lead, and copper prices.
Gold Segment cash costs in 2020 were $797 per ounce, an $85 increase from the $712 per ounce reported in 2019. The increase was the result of: (i) higher direct operating costs from COVID-19 related protocols, (ii) wage increases and cost escalations in certain consumables, and (iii) utilizing a lower grade cut-off at Timmins, based on mine life extensions identified late in 2019.
AISC
Silver Segment AISC in 2020 was $11.38 per ounce, a $0.92 increase from the $10.46 per ounce reported in 2019. The increase was primarily due to the same factors that increased Silver Segment cash costs, as well as higher sustaining capital per ounce. Partially offsetting these factors were net realizable value ("NRV") inventory adjustments, which reduced costs by $16.2 million in 2020.
Gold Segment AISC in 2020 was $1,011 per ounce, a $63 increase from the $948 per ounce reported in 2019. The increase was primarily due to the same factors that increased Gold Segment cash costs, partially offset by lower sustaining capital per ounce because of COVID-19 related delays or deferrals of certain capital projects.
Consolidated silver basis AISC for 2020 was negative $3.29 per ounce, a $7.73 decrease from the $4.44 per ounce reported in 2019. The decrease was primarily from higher by-product prices and a higher proportion of gold relative to silver revenues, which more than offset the increased costs described above.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

2020 Operating Results versus 2020 Guidance
The following table sets out the actual 2020 annual metal production, cash costs, AISC and capital expenditures compared to those forecast by Management throughout the year. The Original 2020 Forecasts were provided in our Annual 2019 MD&A dated March 12, 2020, which was withdrawn on May 6, 2020 due to uncertainties regarding the impact of COVID-19. Management subsequently provided further updates in its Q2 2020 MD&A and Q3 2020 MD&A (the "August 2020 Forecast" and "Revised 2020 Forecasts", respectively). In the table below "NC" denotes no changes to the previously provided forecast.

	Original 2020 Forecast	August 2020 Forecast	Revised 2020 Forecast	2020 Actual
Silver Production - Moz	27.0 - 28.5	19.0 - 22.0	18.0 - 19.0	17.3
Gold Production - koz	625.0 - 675.0	525.0 - 575.0	NC	522.4
Zinc Production - kt	67.5 - 70.5	40.0 - 43.0	NC	40.2
Lead Production - kt	27.5 - 29.5	17.0 - 18.0	NC	15.7
Copper Production - kt	9.3 - 10.3	4.3 - 4.9	NC	5.2
Silver Segment Cash Costs ($ per ounce)	5.75 - 7.50	6.20 -7.70	NC	7.05
Gold Segment Cash Costs ($ per ounce)	820 - 870	800 - 860	NC	797
Silver Segment AISC ($ per ounce)	10.25 - 11.75	10.50 - 12.50	NC	11.38
Gold Segment AISC ($ per ounce)	1,090 - 1,170	1,050 - 1,125	NC	1,011
Consolidated Silver Basis AISC ($ per ounce)	4.50 - 6.50	(3.00) - 0.75	NC	(3.29)
Sustaining Capital ($ millions)	225.0 - 240.0	185.0 - 189.0	175.0 - 180.0	162.0
Project Capital ($ millions)	22.0 - 27.0	25.0 - 26.0	20.0 - 21.0	21.5
The following section compares our August 2020 Forecast to the actual 2020 results.
Silver and Gold Production versus the August 2020 Forecast

	2020 Silver Production (million ounces)		2020 Gold Production (thousand ounces)
	Forecast (1)	Actual	Forecast (1)	Actual
Silver Segment:
La Colorada	6.4 - 7.2	5.0	4.0	3.5
Dolores	4.0 - 4.8	3.8	99.0 - 104.0	98.0
Huaron	2.0 - 2.2	2.1	1.0	0.5
Morococha(2)	1.2 - 1.4	1.2	1.0	0.6
San Vicente(2)	2.2 - 2.6	2.3	-	0.3
Manantial Espejo	3.0 - 3.5	2.5	24.0 - 27.0	23.4
Silver Segment Total(3)	18.8 - 21.7	17.0	130.0 - 138.0	126.3
Gold Segment:
Shahuindo	0.2 - 0.3	0.3	147.0 - 164.0	142.4
La Arena	—	—	103.0 - 114.0	105.4
Timmins	—	—	145.0 - 159.0	148.4
Gold Segment Total(3)	0.2 - 0.3	0.3	395.0 - 437.0	396.2
Total(3)	19.0 - 22.0	17.3	525.0 - 575.0	522.4
(1)The August 2020 Forecast, representing the first revision to annual forecasts subsequent to the withdrawal of the Original 2020 Forecast due to the impact of COVID-19 (previously discussed in the "Impact of COVID-19" section of this MD&A).
(2)Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).
(3)Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Silver Production
Consolidated 2020 silver production was 17.3 million ounces, 9% lower than the 19.0 million ounces at the low-end of the August 2020 Forecast range. The production shortfall was primarily due to the loss of a ventilation raise from surface at La Colorada in Q4 2020, slower silver leaching kinetics at Dolores, and a greater than anticipated impact of COVID-19 on operations, including the suspension of Manantial Espejo operations from December 21, 2020 to January 7, 2021.
Gold Production
Consolidated 2020 gold production was 522.4 thousand ounces, slightly below the 525.0 thousand ounce low-end of the August 2020 Forecast range, which reflects the greater than anticipated impact of COVID-19 on our operations.
Base Metal Production versus the August 2020 Forecast

	2020 Zinc Production (thousand tonnes)		2020 Lead Production (thousand tonnes)		2020 Copper Production (thousand tonnes)
	Forecast (1)	Actual	Forecast (1)	Actual	Forecast (1)	Actual
Consolidated	40.0 - 43.0	40.2	17.0 - 18.0	15.7	4.3 - 4.9	5.2
(1)The August 2020 Forecast, representing the first revision to annual forecasts subsequent to the withdrawal of the Original 2020 Forecast due to the impact of COVID-19 (previously discussed in the "Impact of COVID-19" section of this MD&A).
2020 zinc production was in-line with the August 2020 Forecast, whereas copper production was above the high end of the August 2020 Forecast and lead production was below the low end of the August 2020 Forecast. Strong base metal production at Huaron and San Vicente largely offset the shortfalls at La Colorada from the impact of COVID-19 and the lack of access to high-grade ore due to the ventilation issues .
Cash Costs and AISC versus August 2020 Forecast:
The following table summarizes 2020 cash costs and AISC compared to the August 2020 Forecast on a per ounce basis, net of by-product credits.

	2020 Cash Costs(1) ($ per ounce)		2020 AISC(1) ($ per ounce)
	Forecast (2)	Actual	Forecast (2)	Actual
Silver Segment:
La Colorada	6.20 - 7.00	6.99	9.50 - 10.50	10.80
Dolores	(5.60) - (3.90)	(2.48)	3.90 - 7.40	6.17
Huaron	8.20 - 9.10	3.77	11.80 - 12.85	6.53
Morococha	11.00 - 12.30	11.40	16.80 - 18.40	18.38
San Vicente	14.30 - 16.20	15.54	16.10 - 18.20	17.94
Manantial Espejo	13.80 - 15.90	15.68	15.30 - 17.70	15.80
Total(3)	6.20 - 7.70	7.05	10.50 - 12.50	11.38
Gold Segment:
Shahuindo	590 - 660	588	860 - 960	750
La Arena	760 - 860	721	1,140 - 1,260	1,109
Timmins	1,030 - 1,060	1,061	1,175 - 1,240	1,213
Total(3)	800 - 860	797	1,050 - 1,125	1,011
Consolidated Silver Basis(3,4)	n/a	n/a	(3.30) - 0.75	(3.29)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the 2020 Financial Statements. The cash costs and AISC forecasts assumed realized prices and exchange rates for the six month period ended June 30, 2020 and the following price and exchange rate assumptions for the period July 1, 2020 to December 31, 2020: metal prices of $18.25/oz for silver, $1,850/oz for gold, $2,050/tonne ($0.93/lb) for zinc, $1,775/tonne ($0.81/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

average exchange rates relative to 1 USD of 22.50 for the MXN, 3.50 for the PEN, 77.53 for the ARS, 6.91 for the BOB, and $1.35 for the CAD.
(2)The August 2020 Forecast, representing the first revision to annual forecasts subsequent to the withdrawal of the Original 2020 Forecasts due to the impact of COVID-19 (previously discussed in the "Impact of COVID-19" section of this MD&A).
(3)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(4)Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.
Cash Costs
Silver segment cash costs of $7.05 per ounce were within the August 2020 Forecast range of $6.20 to $7.70 per ounce. Higher than anticipated cash costs at La Colorada and Dolores were offset by higher by-product metal prices and lower costs at Huaron, as described further in the "Individual Mine Performance" section of this MD&A.
Gold segment cash costs of $797 per ounce were below the low end of the August 2020 Forecast, reflecting lower than anticipated costs at La Arena and Shahuindo, and costs at Timmins narrowly above the forecasted range.
AISC
Silver Segment AISC of $11.38 per silver ounce was within the August 2020 Forecast range. 2020 AISC reflects the same factors affecting cash costs. AISC also benefited from $15.8 million in higher cost reducing NRV adjustments in 2020.
Gold Segment AISC of $1,011 per gold ounce was below the August 2020 Forecast range, primarily because of lower sustaining capital due to the deferral of certain capital expenditures into 2021.
Consolidated AISC, calculated on a silver ounce basis, of negative $3.29 was within the August 2020 Forecast range.
Capital Expenditures versus the August 2020 Forecast:
The following table summarizes the 2020 capital expenditures compared to the August 2020 Forecast:

	2020 Capital Expenditure ($ millions)
	Forecast (1)	Actual
La Colorada	19.0 – 19.5	18.4
Dolores	42.0 – 42.5	44.9
Huaron	5.5 – 6.0	4.5
Morococha	5.5 – 6.0	7.3
San Vicente	3.5 – 4.0	4.9
Manantial Espejo	3.0	3.3
Shahuindo	44.5 - 45.5	22.7
La Arena	40.0 - 41.0	37.3
Timmins	23.0 - 24.0	18.8
Sustaining Capital Sub-total	185.0 - 189.0	162.0
La Colorada Skarn project	13.5 - 14.0	11.0
Timmins expansion	4.0 - 4.5	2.0
Other	7.5	8.6
Project Capital Sub-total	25.0 -26.0	21.5
Total Capital	210.0 – 215.0	183.6
(1)The August 2020 Forecast, representing the first revision to annual forecasts subsequent to the withdrawal of the Original 2020 Forecast due to the impact of COVID-19 (previously discussed in the "Impact of COVID-19" section of this MD&A).

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Sustaining capital expenditures were $23.0 million less than the low end of the August 2020 Forecast range, driven primarily by deferrals of certain sustaining capital, particularly at Shahuindo. Project capital in 2020 was also below the August 2020 Forecast range due to the COVID-19 related deferral of certain projects.
Individual Mine Operation Performance
An analysis of performance at each operation in 2020 compared with 2019 follows. The project capital amounts invested in 2020 are further discussed in the "Project Development Update" section of this MD&A. The Gold Segment operations were acquired on February 22, 2019, and as such, the financial and operating results of these mines have only been reported, and included in the Company's consolidated results, from this date forward.
La Colorada operation

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes milled - kt	139.6	197.1	559.1	768.7
Average silver grade – grams per tonne	295	358	308	361
Average zinc grade - %	2.62	2.85	2.80	3.10
Average lead grade - %	1.29	1.70	1.39	1.65
Production:
Silver – koz	1,186	2,080	5,025	8,206
Gold – koz	0.77	1.28	3.47	4.61
Zinc – kt	3.13	4.85	13.58	20.97
Lead – kt	1.50	2.92	6.63	11.15
Cash costs - $ per ounce(1)	7.07	4.30	6.99	2.99
Sustaining capital - $ thousands(2)	5,496	1,957	18,417	9,721
Care and maintenances costs - $ thousands	—	—	7,973	—
AISC - $ per ounce(1)	11.78	5.80	10.80	4.54
Payable silver sold - koz	1,291	1,770	5,254	7,583
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $1.9 million and $11.0 million investing activity cash outflows for Q4 2020 and full year 2020, respectively (Q4 2019 and full year 2019: $2.9 million and $11.1 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
2020 versus 2019
Production:
•Silver: 39% decrease due to the COVID-19 related mine suspension and capacity restrictions, as well as an inability to access high-grade ore due to the COVID-19 related delay in completing an underground ventilation raise and the loss of a ventilation raise from surface.
•By-products: 35% and 41% decrease in zinc and lead, respectively, due to the same factors affecting silver production.
Cash Costs: were $4.00 higher than in 2019, reflecting an increase in operating costs per ounce due to COVID-19 related impacts and the ventilation issues, as well as higher treatment and refining charges.
Sustaining Capital: primarily related to investments in mechanization equipment, underground infrastructure, lease payments for equipment and offices, and near-mine exploration activities. The increase relative to 2019 was related to a tailings storage facility lift and mine ventilation infrastructure investments.
AISC: was $6.26 higher than in 2019, as a result of the factors affecting year-over-year cash costs, in addition to higher sustaining capital per ounce due to the higher investments and lower production in 2020.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Dolores operation

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes placed - kt	1,891.1	1,856.7	6,429.9	6,777.0
Average silver grade – grams per tonne	21	42	29	38
Average gold grade – grams per tonne	0.76	0.62	0.64	0.60
Production:
Silver – koz	764	1,287	3,779	5,122
Gold – koz	30.5	26.1	98.0	117.6
Cash costs - $ per ounce(1)	(9.79)	2.64	(2.48)	3.09
Sustaining capital - $ thousands(2)	12,778	8,106	44,861	49,660
Care and maintenances costs - $ thousands	—	—	10,175	—
AISC - $ per ounce(1)	(2.17)	9.33	6.17	15.45
Payable silver sold - koz	959	1,402	4,063	4,924
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil and $nil investing activity cash outflows for Q4 2020 and full year 2020, respectively (Q4 2019 and full year 2019: $nil and $0.4 million respectively) related to underground mine projects, as disclosed in the “Project Development Update” section of this MD&A.
2020 versus 2019
Production:
•Silver: the 26% decrease was primarily the result of lower grades from mine sequencing, as expected, and slightly lower stacking rates from the suspension of operations in Q2 2020 due to the COVID-19 pandemic.
•Gold: the 17% decrease was primarily due to the timing of leach pad kinetics, which resulted in a build-up of inventory on pad 3 in Q4 2020. Further, gold production in 2019 benefited from the stacking of partially leached pad 1 material, which enhanced recoveries above the expected life of mine recovery rate.
Cash Costs: decreased $5.57 per ounce due to higher by-product credits per ounce from higher gold prices and an increased proportion of revenue from gold in 2020 relative to 2019. This benefit from by-product credits more than offset higher operating costs per ounce from COVID-19 related protocols and the impact from the build-up in gold inventory in Q4 2020.
Sustaining Capital: consistent year-over-year, and primarily related to pre-stripping and leach pad expansions in both periods.
AISC: decreased $9.28 per ounce due to the same factors decreasing cash costs, in addition to a $4.73 per ounce positive swing in cost-reducing NRV inventory adjustments, which more than offset higher sustaining capital per ounce, despite the deferral of some capital spending due to COVID-19.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Huaron operation

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes milled - kt	230.5	252.3	555.6	994.0
Average silver grade – grams per tonne	143	140	144	142
Average zinc grade - %	2.58	2.49	2.58	2.38
Average lead grade - %	1.32	1.32	1.32	1.22
Average copper grade - %	0.94	0.85	0.88	0.81
Production:
Silver – koz	892	935	2,148	3,796
Gold – koz	0.29	0.21	0.53	0.97
Zinc – kt	4.69	4.95	11.21	18.07
Lead – kt	2.33	2.50	5.59	9.22
Copper – kt	1.65	1.57	3.65	6.02
Cash costs - $ per ounce(1)	2.03	5.34	3.77	4.15
Sustaining capital - $ thousands	776	2,834	4,500	10,936
Care and maintenances costs - $ thousands	(11)	—	20,840	—
AISC - $ per ounce(1)	3.35	9.44	6.53	7.74
Payable silver sold – koz	697	736	1,843	3,253
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2020 versus 2019
Production:
•Silver: 43% lower, primarily from the COVID-19 related mine suspension and capacity restrictions.
•By-products: lead, copper and zinc production declined 39%, 39% and 38%, respectively, primarily due to the same factors affecting silver production, partially offset by higher grades from mine sequencing.
Cash Costs: $0.38 per ounce lower, as higher concentrate treatment charges were more than offset by lower operating costs per ounce and higher by-product credits per ounce from higher base metal grades and higher lead and copper prices.
Sustaining Capital: primarily related to equipment leases, near mine exploration, and equipment replacements and refurbishments. The year-over-year decrease is primarily related to the reduced spending on a tailings storage facility expansion, mine deepening and mine infrastructure projects.
AISC: a decrease of $1.21 per ounce due to the same factors affecting year-over-year cash costs, in addition to lower sustaining capital investments, partly from the deferral of a number of projects due to COVID-19.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Morococha operation(1)

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes milled – kt	141.4	176.5	328.6	686.2
Average silver grade – grams per tonne	129	112	126	126
Average zinc grade - %	3.30	3.55	3.43	3.76
Average lead grade - %	1.31	1.17	1.29	1.21
Average copper grade - %	0.47	0.44	0.43	0.44
Production:
Silver – koz	527	554	1,173	2,456
Gold – koz	0.19	0.23	0.59	1.39
Zinc – kt	4.08	5.46	9.86	22.50
Lead – kt	1.51	1.61	3.46	6.56
Copper – kt	0.43	0.46	0.88	1.83
Cash costs - $ per ounce(2)	11.85	10.85	11.40	4.35
Sustaining capital - $ thousands(3)	3,219	3,945	7,259	12,599
Care and maintenances costs - $ thousands	(3)	—	20,023	—
AISC - $ per ounce(2)	18.29	18.83	18.38	10.08
Payable silver sold (100%) - koz	517	515	1,108	2,335
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.2 million and $1.0 million investing activity cash outflows for Q4 2020 and full year 2020, respectively (Q4 2019 and full year 2019, $0.8 million and $2.3 million, respectively) related to investment capital incurred on the Morococha project, as disclosed in the “Project Development Update” section of this MD&A.
2020 versus 2019
Production:
•Silver: 52% lower, entirely from the COVID-19 related mine suspension and capacity restrictions.
•By-products: zinc, lead and copper decreased by 56%, 47%, 52%, respectively, due to the same factors affecting silver production. In addition, zinc grades were lower due to mine sequencing.
Cash Costs: $7.05 per ounce higher, due primarily to higher concentrate treatment charges, COVID-19 related cost impacts, and lower by-product credits per ounce due to lower zinc grades and prices.
Sustaining Capital: primarily related to expanded near-mine exploration, equipment replacements and refurbishments, and equipment and office leases. The year-over-year decrease was primarily related to lower capital investments in equipment replacements and near-mine exploration.
AISC: increased $8.30 per ounce, primarily driven by the same factors affecting year-over-year cash costs, in addition to higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

San Vicente operation (1)

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes milled – kt	93.0	91.1	285.1	349.7
Average silver grade – grams per tonne	237	328	276	345
Average zinc grade - %	2.88	1.80	2.34	2.16
Average lead grade - %	0.05	0.15	0.02	0.14
Average copper grade - %	0.24	0.30	0.27	0.31
Production:
Silver – koz	663	877	2,320	3,528
Gold – koz	0.08	0.13	0.31	0.48
Zinc – kt	2.34	1.31	5.57	6.01
Lead – kt	0.04	0.13	0.05	0.42
Copper – kt	0.18	0.22	0.62	0.85
Cash costs - $ per ounce(2)	17.67	14.38	15.54	11.77
Sustaining capital - $ thousands	1,391	2,048	4,877	4,960
Care and maintenances costs - $ thousands	—	—	2,890	—
AISC - $ per ounce(2)	20.89	16.50	17.94	13.08
Payable silver sold (100%) - koz	453	1,001	2,153	4,003
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2020 versus 2019
Production:
•Silver: 34% lower, due to a combination of the COVID-19 related mine suspension and capacity restrictions, and lower grades from mine sequencing and challenges with narrow-vein mining in 2020.
•By-products: zinc, lead and copper production decreased 7%, 87% and 26%, respectively, primarily due to the same factors affecting silver production. Zinc production benefited from higher grades from mine sequencing, whereas the significant decrease in lead production was the result of commercial terms that resulted in lower lead payability.
Cash costs: increased $3.77 per ounce due to higher royalty costs per ounce from increased silver and copper metal prices, lower by-product credits per ounce from lower zinc prices and lower lead marketed in favor of copper contained in the bulk flotation concentrate, and lower silver grades.
Sustaining Capital: consistent with 2019, with expenditures primarily related to mine equipment replacements and rehabilitations, near-mine exploration, and mine site and camp infrastructure.
AISC: a $4.86 per ounce increase due to the same factors affecting year-over-year cash costs, in addition to higher sustaining capital per ounce due to the silver production shortfalls.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Manantial Espejo operations

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Tonnes milled - kt	149.3	186.5	604.7	708.6
Average silver grade – grams per tonne	166	150	146	127
Average gold grade – grams per tonne	1.78	1.21	1.30	1.08
Production:
Silver – koz	742	817	2,547	2,599
Gold – koz	7.98	6.71	23.37	22.41
Cash costs - $ per ounce(1)	18.72	15.47	15.68	19.59
Sustaining capital - $ thousands(2)	732	696	3,264	2,757
Care and maintenances costs - $ thousands	—	—	5,617	—
AISC - $ per ounce(1)	19.24	16.94	15.80	18.43
Payable silver sold - koz	702	928	2,545	2,460
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $1.2 million and $7.5 million investing activity cash outflows for Q4 2020 and full year 2020, respectively (Q4 2019 and full year 2019, $5.6 million and $23.8 million, respectively) related to the development of the Joaquin and COSE projects, as disclosed in the “Project Development Update” section of this MD&A.
2020 versus 2019
Production: Silver and gold: consistent with 2019 production, as the COVID-19 related mine suspension and capacity restrictions were offset by higher silver and gold grades from the addition of high-grade COSE and Joaquin ores in 2020.
Cash costs: decreased $3.91 per ounce from higher gold prices and lower operating costs per ounce due to the devaluation of the peso and lower diesel prices.
Sustaining Capital: consistent with prior year, and primarily related to near-mine exploration and lease payments for diesel generators.
AISC: decreased $2.63 per ounce due to the same factors affecting year-over-year cash costs, partially offset by a decrease in cost-reducing NRV inventory adjustments.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Shahuindo operation
The Shahuindo mine was acquired on February 22, 2019, and as such, the 2019 financial and operating results have only been reported, and included in the Company's consolidated results, from this date forward.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Tonnes milled - kt	2,697.3	3,449.4	10,603.4	11,218.8
Average silver grade – grams per tonne	7	7	9	8
Average gold grade – grams per tonne	0.54	0.58	0.56	0.60
Production:
Silver – koz	83.10	54.21	268.30	136.62
Gold – koz	33.60	43.52	142.38	145.37
Cash costs - $ per ounce(1)	619	605	588	570
Sustaining capital - $ thousands	6,963	14,156	22,749	29,873
Care and maintenances costs - $ thousands	—	—	3,855	—
AISC - $ per ounce(1)	842	970	750	807
Payable gold sold - koz	33.06	39.85	150.77	133.30
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2020 versus 2019
Production: Gold, 2% decrease, primarily from the COVID-19 related mine suspension and capacity restrictions and lower grades from mine sequencing, which were largely offset by higher than anticipated ratio of ounces produced over ounces placed from leach pad sequencing.
Cash Costs: increased $18 per ounce, primarily as a result of the lower grades mined being largely offset by higher by-product credits due to higher silver sales and prices.
Sustaining Capital: 2020 expenditures comprised leach pad expansions, site infrastructure improvements, near-mine exploration, and payments for leased mining equipment.
AISC: decreased $57 per ounce, as lower sustaining capital expenditures per ounce, due to the COVID-19 related deferral of major projects, more than offset the factors increasing year-over-year cash costs.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

La Arena operation
The La Arena mine was acquired on February 22, 2019, and as such, the 2019 financial and operating results have only been reported, and included in the Company's consolidated results, from this date forward.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Tonnes milled - kt	4,132.2	5,311.8	10,079.3	11,189.7
Average silver grade – grams per tonne	1	—	1	—
Average gold grade – grams per tonne	0.42	0.41	0.37	0.41
Production:
Silver – koz	11.27	10.81	33.46	26.16
Gold – koz	41.40	48.43	105.37	122.52
Cash costs - $ per ounce(1)	556	580	721	644
Sustaining capital - $ thousands	13,030	8,382	37,324	47,557
Care and maintenances costs - $ thousands	—	—	3,712	—
AISC - $ per ounce(1)	873	764	1,109	1,042
Payable gold sold - koz	42.10	48.06	99.32	124.21
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2020 versus 2019
Production: Gold, a 14% decrease from the COVID-19 related mine suspension and capacity restrictions, and lower grades from mine sequencing.
Cash Costs: increased $77 per ounce, primarily from lower grades and certain wage and consumable cost increases.
Sustaining Capital: 2020 expenditures primarily related to capitalized deferred stripping, waste storage facility expansions, and near-mine exploration.
AISC: increased by $67 per ounce, due to the same factors affecting year-over-year cash costs, which were partially offset by a slight decrease in sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Timmins' operation
The Timmins mines were acquired on February 22, 2019, and as such, the 2019 financial and operating results have only been reported, and included in the Company's consolidated results, from this date forward.

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
Tonnes milled - kt	426.2	473.9	1,643.1	1,480.7
Average gold grade – grams per tonne	2.73	3.17	2.85	3.18
Production:
Silver – koz	4.38	5.53	17.63	17.53
Gold – koz	38.09	47.33	148.40	143.77
Cash costs - $ per ounce(1)	1,126	884	1,061	904
Sustaining capital - $ thousands(2)	7,621	4,066	18,795	11,035
Care and maintenances costs - $ thousands	—	—	—	—
AISC - $ per ounce(1)	1,355	984	1,213	998
Payable gold sold - koz	37.20	46.40	148.13	143.30
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.5 million and $2.0 million investing activity cash outflows for Q4 2020 and full year 2020, respectively (Q4 2019 and full year 2019, $0.1 million and $2.7 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
2020 versus 2019
Production: Gold, increased 3%, as a full year of operations in 2020 mitigated the impact of the COVID-19 related capacity restrictions and the lower cut-off grade applied in 2020.
Cash Costs: increased $157 per ounce, primarily due to the application of lower grade cut-offs in ore control, encountering some geotechnical issues in the underground mine and COVID-19 safety protocols preventing higher anticipated throughput levels.
Sustaining Capital: 2020 expenditures primarily comprised mine equipment refurbishments and replacements, mine infrastructure upgrades, near-mine exploration, and lease payments for mining equipment.
AISC: increased by $215 per ounce due to the same factors impacting cash costs, as well as higher sustaining capital expenditures.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in 2020 as compared to 2019.

Project Development Investment(1)	Three months ended December 31		Year ended December 31
(thousands of USD)
	2020	2019	2020	2019
Mexico Projects	1,909	2,891	10,971	11,469
Joaquin and COSE Projects	1,198	5,622	7,525	23,754
Timmins projects	450	104	1,956	2,712
Other	196	961	1,093	6,799
Total	3,753	9,578	21,545	44,734
(1)Categorization of the Q4 2019 and full year 2019 amounts have been changed from    those reported in the Q4 2019 MD&A to conform to the current period categorizations.
Mexico Projects:
The Company spent $9.4 million in 2020 on exploration drilling and $1.5 million on project engineering relating to the La Colorada skarn deposit compared to $11.5 million spent in 2019. The Company published an updated inferred resource estimate for the skarn on August 4, 2020.
Joaquin and COSE Projects:
In 2020, the Company spent $7.5 million on the final development of the COSE and Joaquin projects, directed mainly at advancing development of the underground mines. The Manantial Espejo plant began processing ore mined from COSE in early September 2020. In 2019, the Company spent a combined $27.1 million on these projects during which development of both projects was delayed to reassess and re-engineer ground control systems.
Timmins Projects:
The Company spent $2.0 million on projects at Timmins in 2020, primarily related to purchasing equipment and materials for an expansion of operations, which continues to be delayed due to the COVID-19 pandemic.

OVERVIEW OF 2020 FINANCIAL RESULTS
Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices, and the volume and timing of sales, which varies with the timing of shipments, and which was also impacted by the COVID-19 related suspensions of normal course operations at certain of our mines in 2020. The fourth quarters of both 2019 and 2018 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
Earnings (loss) for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic earnings (loss) per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted earnings (loss) per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.050	$0.050	$0.050	$0.070	$0.220
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue (1)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings (1)	$15,770	$51,058	$63,850	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$18,371	$37,657	$51,927	$110,738
Basic earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Diluted earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(2)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Concurrent with the Tahoe Acquisition, the Company classified the Timmins mines as a discontinued operation held for sale and, in Q3 2019, reclassified to be a continuing operation after a change in management's intentions. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant.
Income Statement: 2020 versus 2019
Net earnings of $176.5 million were recorded in 2020 compared to $111.2 million in 2019, which corresponds to basic earnings per share of $0.85 and $0.55, respectively.
The following table highlights the difference between net earnings in 2020 compared with 2019:

Net earnings, year ended December 31, 2019		$111,244	Note
Decreased revenue:
Lower quantities of metal sold	(260,205)
Increased realized metal prices	$237,298
Decreased direct selling costs	12,374
Increased negative settlement adjustments	(1,414)
Total decrease in revenue		$(11,947)	(1)
Decreased cost of sales:
Decreased production costs and increased royalty charges	$143,852		(2)
Increased depreciation and amortization	(1,016)
Total decrease in cost of sales		$142,836
Increased care and maintenance costs		(78,443)	(3)
Decreased impairment charge		40,050	(4)
Decreased investment income		(21,680)	(5)
Increased other expense		(17,131)	(6)
Decreased interest and finance expense		9,178	(7)
Decreased transaction and integration costs		7,515	(8)
Decreased dilution gain, net of share of loss from associate		(4,716)
Increased general and administrative expense		(4,623)
Increased income tax expense		(4,289)
Decreased exploration and project development expense		4,588
Increased net gain on asset sales, commodity contracts and derivatives		4,344
Increased foreign exchange loss		(471)
Net earnings, year ended December 31, 2020		$176,455
1.Revenue for 2020 was $1.34 billion, an $11.9 million decrease from the $1.35 billion of revenue recognized in 2019. The revenue decrease resulted from the impact of increased realized precious metal prices being more than offset by decreased quantities of metal sold. The lower quantities of metal sold were due to lower metal

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

production and sales volumes for all metals, reflecting COVID-19 related throughput reductions and mine suspensions.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each year:

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31		Year ended December 31
	2020	2019	2020	2019
Silver(1) – koz	$20.60	16.34	17,317	24,676
Gold(1) – koz	$1,758	1,406	519.7	548.2
Zinc(1) – kt	$2,288	2,535	35.7	60.0
Lead(1) – kt	$1,851	1,997	16.5	25.7
Copper(1) – kt	$6,412	$5,973	4.2	7.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Realized prices for silver and gold increased by 26% and 25%, respectively, in 2020 compared to 2019, whereas realized prices for zinc and lead decreased by 10% and 7%, respectively, and realized copper prices increased 7% in 2020.
Lower quantities of all metals were sold in 2020 compared to 2019, with year-over-year quantities of silver, gold, zinc, lead and copper decreased by 30%, 5%, 41%, 36%, and 44%, respectively.
Silver Segment and Gold Segment revenues in 2020 were $630.6 million and $708.2 million, respectively, compared to Silver Segment and Gold Segment revenues in 2019 of $785.4 million and $565.4 million, respectively.
2.Production and royalty costs in 2020 were $724.2 million, $143.9 million lower than in 2019. The decrease was attributable to production costs being $144.6 million lower in 2020, which was largely due to production costs from the Silver Segment operations being approximately $142.7 million lower, reflecting reduced throughput largely from the COVID-19 related mine suspensions and operating protocols, and a $15.8M increase in cost reducing NRV adjustments in 2020 relative to 2019. The cost variances reflect the lower sales volumes in 2020 from the COVID-19 related decreased production levels, as previously discussed in the "Individual Mine Performance" section of this MD&A, largely offset by a full year of production from the Gold Segment mines, compared with 2019, which only included production and sales from the Gold Segment mines from the February 22, 2019 closing date of the Tahoe Acquisition onwards.
3.Care and maintenance costs were $102.1 million in 2020, a $78.4 million increase from 2019, reflecting the COVID-19 related mine suspensions in 2020, details of which are included in the "Impact of COVID-19" discussion in the "2020 Operating Performance" section of this MD&A. Care and maintenance costs in 2019 related primarily to the Company's Escobal mine where operations are currently suspended.
4.Impairment charges no impairment charges or impairment reversals were recorded in 2020. In 2019, $40.1 million ($40.1 million, net of tax expense) of impairments were recorded related to the Company's Manantial Espejo asset in Argentina.
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year-end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

should be reversed, at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus metals prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, including the impact of COVID-19 on our operations and the prevailing market metals prices, the Company concluded that as of December 31, 2020, no impairment or impairment reversal indicators were identified.
As of December 31, 2019, there were indicators of impairment at Manantial Espejo, which required the Company to record impairment charges of $40.1 million.
2019 Impairment - Manantial Espejo
The increase in Argentina export taxes, announced in January 2020, combined with the delayed commencement of production from the COSE and Joaquin deposits, and the deteriorated Argentina economy led Management to conclude that there was an indication of impairment to its Argentine operating assets, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2020, the Company determined that the combined CGU carrying amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities, of $63.6 million was higher than the combined estimated recoverable amount of $23.5 million when using a 9.75% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $40.1 million ($40.1 million, net of tax).
Key assumptions and sensitivity:
The key assumptions in determining the recoverable value of the Company’s mineral properties are individual metal prices, operating and capital costs, foreign exchange rates and discount rates. The metal prices used to calculate the recoverable amounts at December 31, 2019 are based on analyst consensus prices:
Metal prices used at December 31, 2019:

Metal Prices	2020-2022 average
Silver - $/oz	$17.94
Gold - $/oz	$1,474
In 2019 the discount rates used to present-value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital which was calculated at 3.7%, with rates applied to the various mines and projects ranging from 4.0% to 12.3%, depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
At December 31, 2020, the Company performed a sensitivity analysis on all key assumptions that assumed a 10% adverse change to each individual assumption while holding the other assumptions constant.
At December 31, 2020, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the Shahuindo, La Arena, Timmins, La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to fair-value less cost to sell ("FVLCTS")

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2019, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the Shahuindo, La Arena, Timmins, La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
5.Investment income of $63.0 million in 2020 was $21.7 million lower than in 2019. Investment income in each period largely reflects fair value "mark-to-market" adjustments and realized gains on certain of the Company's equity investments, the largest component of which being the Company's shares in New Pacific Metals Corp. ("New Pacific").
6.Other expense of $22.1 million in 2020 was $17.1 million higher than in 2019. The increase mainly reflects: a $6.1 million provision relating to certain value-added tax receivables in Guatemala; a $5.2 million increase to estimated closure and decommissioning liabilities for the Company's Alamo Dorado mine in Mexico, which went into reclamation at the end of 2017; commissions and transactions costs associated with the Company's sales of certain Maverix Metals Inc. ("Maverix") and New Pacific shares in 2020; and the settlement of certain claims by former contractors of the Company. There were no such comparable costs for these matters in 2019.
7.Interest and finance costs of $20.1 million in 2020 were $9.2 million lower than in 2019, reflecting a lower amount drawn on the Credit Facility during the year, as further discussed in the "Liquidity and Capital Position" section of this MD&A, and lower prevailing interest rates compared to 2019.
8.Transaction and integration costs were $7.5 million lower in 2020 because no such costs were recorded whereas in 2019 these costs were incurred in relation to the Tahoe acquisition.
Statement of Cash Flows: 2020 versus 2019
Cash flow from operations in 2020 totaled $462.3 million, $180.3 million more than the $282.0 million generated in 2019. The increase was mostly related to a $124.9 million increase in cash from working capital changes and an increase in cash mine operating earnings (which excluded non-cash items such as depreciation and amortization, and NRV inventory adjustments). The increase in cash mine operating earnings was driven by stronger precious metal prices, which more than offset the additional care and maintenance costs.
Working capital changes in 2020 resulted in a $97.0 million source of cash, largely reflecting a $56.8 million increase in current accounts payable and accrued liabilities, and a $54.8 million draw-down of accounts receivables, partially offset by a $14.6 million increase in inventory balances. These working capital movements compared to the $27.9 million use of cash in 2019, which was driven primarily by the settlement of accounts payables and accrued liabilities related to the Tahoe transaction, partially offset by a release of inventories.
Investing activities utilized $83.9 million, primarily from $178.6 million spent on mineral properties, plant and equipment at the Company’s mines and projects, plus $15.6 million invested in the exercise of Maverix warrants, which was partially offset by $90.4 million received from the sale of short-term investments, primarily in New Pacific, and partial disposition of the Company's interest in Maverix, as well as $22.5 million in proceeds from the sale of certain non-core exploration-stage mineral properties.
In 2019, $402.2 million of cash was used in investing activities, inclusive of $39.7 million received from the net sale of short-term investments. The investing cash outflow reflects the $247.5 million investment (net of cash acquired) related to the Tahoe Acquisition, as described in the "Acquisition of Tahoe" section of this MD&A, and $205.8 million spent on mineral properties, plant and equipment at the Company’s mines and projects. Cash from the sale of certain non-core assets in 2019 totaled $10.3 million.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Financing activities in 2020 used $329.6 million, primarily related to the net repayment of $275.0 million of the Credit Facility, which was repaid in full by December 31, 2020, $46.2 million in dividends to shareholders, and $13.1 million of lease repayments.
Financing activities in 2019 were primarily related to the Tahoe Acquisition. The net cash generated consisted of a net $335.0 million drawn on the Credit Facility, described in the "Liquidity and Capital" section of this MD&A, and $125.0 million used to settle Tahoe's previously drawn credit facility. In addition to these acquisition-related financing activities, $60.0 million of Credit Facility repayments were made, $29.3 million was paid as dividends and $19.3 million of lease repayments were made in 2019.
Adjusted Earnings: 2020 versus 2019
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings, as it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description, and a reconciliation of these measures to the 2020 Financial Statements.
Adjusted Earnings in 2020 were $243.4 million, representing a basic adjusted earnings per share of $1.16, which was $85.4 million, or $0.37 per share, higher than 2019 adjusted earnings of $158.0 million, and basic adjusted earnings per share of $0.78, respectively.
The following chart illustrates the key factors leading to the change in adjusted earnings from 2019 to 2020:

Adjusted Earnings Reconciliation - 2019 to 2020 ($ millions)
(Millions)
500
400
300
200
100
0
$158.0
235.9
(260.2)
114.7
14.3
12.4
9.2
(22.8)
(12.9)
(5.3)
0.1
243.4
2019 adjusted earnings
Increased metal prices, net of settlement adjustments
Decreased quantities of metal sold
Decreased direct operating costs
Decreased income tax provision
Decreased direct selling costs
Decreased interest and finance expense
Decreased investment income
Increased other expense
Decreased derivative contract gains
Other
2020 adjusted earnings

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Income Statement: Q4 2020 versus Q4 2019
Net earnings of $169.0 million was recorded in Q4 2020 compared to $51.7 million in Q4 2019, which corresponds to basic earnings per share of $0.80 and $0.25, respectively.
The following table highlights the key items driving the difference between the net earnings in Q4 2020 as compared to the net earnings recorded in Q4 2019:

Net earnings, three months ended December 31, 2019		$51,706	Note
Increased revenue:
Increased realized metal prices	96,084
Lower quantities of metal sold	$(67,711)
Increased negative settlement adjustments	(1,662)
Increased direct selling costs	(629)
Total increase in revenue		$26,082	(1)
Decreased cost of sales:
Decreased production costs and increased royalty charges	$21,705		(2)
Increased depreciation and amortization	(9,225)		(3)
Total decrease in cost of sales		$12,480
Decreased impairment charge		40,050	(4)
Decreased income tax expense		35,467	(5)
Increased net gain on asset sales, commodity contracts and derivatives		14,442	(6)
Increased other expense		(7,794)	(7)
Increased foreign exchange loss		(4,176)	(8)
Decreased interest and finance expense		3,844
Decreased investment income		(3,032)
Decreased dilution gain, net of share of income from associate		(1,906)
Decreased care and maintenance costs		1,253
Decreased exploration and project development expense		1,471
Increased other costs		(869)
Net earnings, three months ended December 31, 2020		$169,018
1.Revenue for Q4 2020 was $430.5 million, a $26.1 million increase from the $404.4 million recognized in Q4 2019. The revenue increase reflects higher realized metal prices being offset by lower quantities of metal sold. The lower quantities of metal sold reflect lower production, primarily as a result of COVID-19 related throughput reductions, as discussed in the "2020 Operating Performance" section of this MD&A, as well as the loss of a ventilation raise at La Colorada, suspension of operations at Manantial Espejo, and mine sequencing.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31		Three months ended December 31
	2020	2019	2020	2019
Silver(1) – koz	$24.72	$17.84	4,732	6,392
Gold(1) – koz	$1,874	$1,479	148.1	171.0
Zinc(1) – kt	$2,566	$2,325	14.5	15.1
Lead(1) – kt	$1,922	$2,078	5.4	6.1
Copper(1) – kt	$7,234	$5,840	1.7	1.9
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Increased quarter-over-quarter realized silver, gold, and zinc prices of 39%, 27% and 10%, respectively, had the most significant impact on revenues. Realized lead price decreased 7%, while realized copper prices

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

increased 24%, though these price movements had a less significant impact on revenues due to the lower quantities of these metals produced and sold relative to gold, silver and zinc.
Sales volumes decreased for all metals with quarter-over-quarter quantities of silver, gold, copper, lead and zinc down 26%, 13% 12%, 11%, an 4%, respectively.
Silver Segment and Gold Segment revenues in Q4 2020 were $216.1 million and $214.4 million, respectively, compared to Q4 2019 Silver Segment and Gold Segment revenues of $205.5 million and $198.9 million, respectively.
2.Production and royalty costs of $215.8 million in Q4 2020 were $21.7 million lower than those in Q4 2019. The quarter-over-quarter decrease was driven by production costs being $22.9 million lower in Q4 2020 compared to Q4 2019. The lower production costs reflect the previously discussed lower sales volumes for all metals, which were partially offset by increased costs relating to COVID-19 operating protocols. Further reducing production costs were $6.7 million in non-cash, cost-reducing, NRV inventory adjustments in Q4 2020, mainly from increased precious metals prices, which compared to negative, cost increasing, NRV inventory adjustments of $0.5 million in Q4 2019. The majority of the adjustments in each period were related to inventories at the Dolores mine.
3.Depreciation and amortization expense of $77.5 million in Q4 2020 was $9.2 million higher than in Q4 2019, largely the result of the increased depreciable asset base from capital additions in 2020, with the largest increases being attributable to the open pit operations, which accounted for $6.6 million of the quarter-over-quarter increase, and the Timmins operation, which accounted for $3.1 million of the increase.
4.Impairment charges were nil in Q4 2020. In Q4 2019, $40.1 million of impairments were recorded for the previously discussed Manantial Espejo operation.
5.Income tax recovery in Q4 2020 was $9.5 million compared to $26.0 million of income tax expense in Q4 2019. The $35.5 million variance was largely attributable to the recognition of previously unrecognized tax attributes related to the Timmins West, Bell Creek, and La Arena mines, and the appreciation of the Mexican Peso, which resulted in an increase in the foreign currency denominated tax attributes (mainly mineral, property, plant and equipment), partially offset by tax on the increase in net earnings before tax.
6.Net gain on asset sales, commodity contracts and derivatives was $14.4 million higher in Q4 2020 compared to Q4 2019, driven largely by an $8.8 million increase in gains related to the sale of mineral property plant and equipment ("MPP&E"), and a $5.7 million increase in gains on commodity and foreign currency contracts. The Q4 2020 gain on MPP&E sales largely reflects the disposition of certain Canadian exploration stage assets. The increased commodity and foreign currency contract gains is the result of a $7.3 million gain being recognized in Q4 2020 on foreign currency and diesel contracts, due largely to the appreciation of the Mexican peso relative to the US dollar and the increase in diesel prices during Q4 2020, compared to $1.6 million of gains in Q4 2019.
7.Other expense of $13.5 million in Q4 2020 was $7.8 million higher than in Q4 2019. The increase mainly reflects a $6.1 million provision relating to certain value-added tax receivables in Guatemala, a $5.2 million increase to estimated closure and decommissioning liabilities for the Company's Alamo Dorado mine in Mexico, which went into reclamation at the end of 2017. There were no such comparable expenses for these matters in Q4 2019.
8.Foreign exchange ("FX") losses were $1.2 million in Q4 2020 compared to FX gains of $3.0 million in Q4 2019. The Q4 2020 FX losses reflect devaluation of Argentinian denominated monetary assets, where the Q4 2019 FX gains reflect appreciation of Peruvian denominated monetary assets.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Statement of Cash Flows: Q4 2020 versus Q4 2019
Cash flow from operations in Q4 2020 totaled $170.6 million, $41.1 million more than the $129.5 million generated in Q4 2019. The increase was mainly attributable to increased cash mine operating earnings (which excluded non-cash items such as depreciation and amortization, and NRV inventory adjustments) driven primarily by stronger precious metal prices and a $13.8 million increase in cash from changes in non-cash operating working capital, partially offset by an $8.0 million increase in income tax payments.
Working capital changes in Q4 2020 resulted in an $18.6 million source of cash, mainly reflecting increased current accounts payable and accrued liabilities largely offset by increased inventories and receivables balances. Changes in non-cash working capital in Q4 2019 resulted in a $4.7 million use of cash, comprised mainly of accounts receivable collections and a build up in payables, partially offset by inventory buildups and increased prepaid expenses.
Investing activities utilized $40.1 million of cash in Q4 2020, comprised mostly of $53.6 million spent on mineral property, plant and equipment additions at the Company’s mines and projects, partially offset by $12.0 million of proceeds from asset sales, largely reflecting the sale of certain non-core Canadian exploration stage assets in the quarter. In Q4 2019, investing activities utilized $51.5 million inclusive of $1.8 million used on the net purchase of short-term investments, with the balance relating primarily to spending of $50.3 million on mineral property, plant and equipment at the Company’s mines and projects.
Financing activities in Q4 2020 used $113.5 million, the majority of which related to $90.0 million of repayments on the Credit Facility, which was fully repaid in the quarter, $14.7 million of dividends paid to shareholders, $5.6 million of loan repayments, and $3.2 million of lease repayments. In Q4 2019, $51.9 million was used in financing activities, which consisted of $40.0 million of repayments on the Credit Facility, $7.3 million paid as dividends to shareholders, and $5.7 million of lease repayments.
Adjusted Earnings: Q4 2020 versus Q4 2019
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the 2020 Financial Statements.
Adjusted Earnings in Q4 2020 was $120.5 million, representing a basic adjusted earnings per share of $0.57, which was $51.6 million, or $0.24 per share, higher than Q4 2019 adjusted earnings of $68.9 million, and $0.33 of basic adjusted earnings per share.

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

The following chart illustrates the key factors leading to the change in adjusted earnings from Q4 2019 to Q4 2020:

Adjusted Earnings Reconciliation - Q4 2019 to Q4 2020
($ millions)
(Millions)
200
150
100
50
0
$68.9
95.5
(67.7)
14
(9.2)
22.3
3.8
(3)
(2.6)
(1.5)
120.5
Q4 2019 adjusted earnings
Increased metal prices, net of settlement adjustments
Decreased quantities of metal sold
Decreased direct operating costs
Increased DDA
Decreased income tax provision
Decreased interest and finance expense
Decreased investment income
Increased other expense
Other
Q4 2020 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures	December 31, 2020	September 30, 2020	December 31, 2019	Q4 2020 Change	2020 Change
Cash and cash equivalents ("Cash")	167,113	150,329	120,564	16,784	46,549
Short-term Investments	111,946	81,302	117,776	30,644	(5,830)
Cash and Short-term investments	279,059	231,631	238,340	47,428	40,719
Working Capital	495,168	465,609	517,249	29,559	(22,081)
Credit Facility committed amount	500,000	500,000	500,000	—	—
Credit Facility amounts drawn	—	90,000	275,000	(90,000)	(275,000)
Shareholders' equity	2,605,839	2,448,886	2,467,846	156,953	137,993
Total debt (1)	33,565	129,826	316,208	(96,261)	(282,643)
Capital (2)	2,360,345	2,347,081	2,545,714	13,264	(185,369)
(1)Total debt is a Non-GAAP measure calculated as the total of amounts drawn on the Credit Facility, finance lease liabilities and loans payable.
(2)The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments.

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Liquidity
The Company's cash and short-term investments increased by $16.8 million and $46.5 million during Q4 2020 and the full year 2020, respectively. Operating cash flows of $170.6 million in Q4 2020, which was a Company record, included $22.5 million in tax payments and a $18.6 million source of cash from working capital changes, financed all of the Company's investing and financing activities in the quarter. The significant financing and investing activity cash outflows in the quarter included $90.0 million of repayments to the Credit Facility, which was fully repaid as of December 31, 2020, $53.6 million in payments for mineral property plant and equipment, $14.7 million in dividend payments for which the rate increased to $0.07 per share from $0.05 per share in Q3 2020, and $12.0 million of cash proceeds from the sale of non-core mineral properties. Additionally, the Company's investments in equity investments classified as a short-term investment, including the Company's investment in New Pacific, increased by $21.8 million in the quarter.
Annual operating cash flows in 2020 of $462.3 million, which included $97.0 million source of cash from working capital changes and $81.6 million in tax payments. Annual operating cash flows together with $71.9 million of net cash realized from the partial disposition of the Company's equity investments in Maverix and New Pacific (net of $15.6 million spent to exercise certain Maverix warrants), and $22.5 million of proceeds from the sale of non-core mineral properties was sufficient to finance a net $275.0 million in repayments on the Credit Facility, $178.6 million of investments in mineral property plant and equipment, dividend payments of $46.2 million, and lease payments of $13.1 million during the year. Additionally, the Company's investments in equity investments classified as a short-term investment, including the Company's investment in New Pacific, increased by $21.2 million in 2020.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at December 31, 2020 of $495.2 million increased by $29.6 million from September 30, 2020. The increase was attributable to: the $47.4 million combined increase in cash and short-term investments described above; a $65.0 million increase in other current assets other than those relating to taxes, though primarily from a $47.2 million increase in inventories; all partially offset by a $51.5 million increase in current liabilities, other than those relating to taxes, and a $31.4 million net increase in current tax liabilities. Conversely, since December 31, 2019, working capital decreased by $22.1 million, primarily from: a $60.3 million increase in current liabilities other than those relating to taxes, and a $24.9 million net increase in current tax liabilities; partially offset by $40.7 million of cash and short-term investments, and a $22.4 million increase in other current assets other than those relating to taxes.
The net cash generated from the sales of metal production provides our primary source of cash flows. We have not experienced payment delinquencies from our metal sales counterparties during the COVID-19 pandemic, nor do we currently expect to experience such delinquencies as the pandemic continues, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company may periodically experience restrictions on the ability of its subsidiaries to transfer funds to Pan American SIlver Corp., primarily as a result of fiscal restrictions or regulatory changes in the jurisdictions where we operate. For example, Argentina has, at times, instituted unfavourable economic policies and strict currency controls, particularly on USD transactions. These restrictions on our ability to receive funds from our subsidiaries have not, and are not currently expected to, materially impact the Company’s ability to meet its obligations.

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Capital Resources
The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, Pan American utilizes a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.
In February 2019, in part related to the Tahoe Acquisition discussed in the "Tahoe Acquisition" section of this MD&A, the Company amended and extended its Credit Facility. The amended Credit Facility was increased by $200.0 million to $500.0 million, and matures on February 1, 2023. At Pan American's option, amounts can be drawn under the amended Credit Facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company drew down US$335 million under the Credit Facility, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Tahoe Acquisition and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which US$125 million had been drawn. The Company has since repaid the full outstanding amount on the Credit Facility, and has no balance owing at December 31, 2020, and the Company was in compliance with all covenants required by the Credit Facility.
The Company’s financial position at December 31, 2020, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2021 working capital requirements, commitments, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance or cash flows over the next twelve months cannot be determined with any degree of certainty. The Company has no off-balance sheet arrangements.

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cash flow:

Payments due by period 2020
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities other than:	$272,266	$—	$—	$—	$272,266
Severance accrual	2,935	3,711	1,120	76	7,842
Employee compensation	6,737	—	—	—	6,737
Total accounts payable and accrued liabilities	281,938	3,711	1,120	76	286,845
Income taxes payable	54,556	—	—	—	54,556
Loss on commodity contracts	367	—	—	—	367
Debt
Interest & Standby Fees	2,110	2,294	—	—	4,404
Provisions(1)(2)	3,648	3,109	85	1	6,843
Future employee compensation	4,396	11,468	—	—	15,864
Total contractual obligations(2)	$347,015	$20,582	$1,205	$77	$368,879
(1)Total litigation provision as further discussed in Note 17 of the 2020 Financial Statements.
(2)Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $8.4 million, long-term $226.7 million) as discussed in Note 17 of the 2020 Financial Statements (2019 - current $3.4 million, long-term $185.1 million), the deferred credit arising from the Aquiline acquisition ($20.8 million as at December 31, 2020 and December 31, 2019) discussed in Note 20 of the 2020 Financial Statements, and deferred tax liabilities of $175.3 million (2019 - $176.8 million).
Outstanding Share Amounts
As at December 31, 2020, the Company had approximately 0.32 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $65.71 and a weighted average life of 43 months. Approximately 0.30 million of the stock options were vested and exercisable at December 31, 2020, with an average weighted exercise price of CAD $17.95 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at February 17, 2021
Common shares	210,261,535
Options	314,549
Total	210,576,084
In January 2019, the Company obtained shareholder approval to increase its authorized share capital from 200 million to 400 million Common Shares without par value.
As part of the consideration payable to Tahoe shareholders in connection with the Tahoe Acquisition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis, except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of December 31, 2020 was $330.6 million (December 31, 2019 - $290.4 million) using inflation rates of between 0% and 4% (December 31, 2019 - between 0% and 5%). The inflated and discounted provision on the statement of financial position as at December 31, 2020, using discount rates between 0% and 8% (December 31, 2019 - between 2% and 9%), was $235.1 million (December 31, 2019 - $188.5 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2046 or later if mine life is extended. Revisions made to the reclamation obligations in 2020 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion of the discount charged in Q4 2020 and 2020 earnings as finance expense were $2.1 million and $8.3 million, respectively (Q4 2019 and 2019 - $2.6 million and $9.9 million, respectively). Reclamation expenditures incurred during Q4 2020 and 2020 were $0.8 million and $2.5 million, respectively (Q4 2019 and 2019 - $0.5 million and $2.3 million, respectively).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. Related party transactions with Maverix have been disclosed in Note 14 of the 2020 Financial Statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

ACQUISITION OF TAHOE
On February 22, 2019 (the "Closing Date"), the Company completed the Tahoe Acquisition. Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the Acquired Mines and Escobal in Guatemala, where operations have been suspended since June 2017. The Company now operates three gold mines as a result of the Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting.
All 2019 production, operating and financial results of the Acquired Mines (including Cash Costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results, reflect only the results from February 22, 2019 onwards.
Consolidation of Tahoe

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

As described in Note 8 of the 2020 Financial Statements, the Company determined that the Tahoe Acquisition represented a business combination with Pan American identified as the acquirer. Based on the February 21, 2019, closing share price of Pan American's common shares on the NASDAQ, the total consideration of the Tahoe Acquisition was $1.14 billion.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674
(1)The Pan American share consideration value is based on an assumed value of $14.21 per Pan American common share (based on the NASDAQ closing price on February 21, 2019).
(2)The assumed fair value of the CVRs was determined using a market approach valuation technique that utilized observable market inputs, which included the Tahoe $3.64 closing share price on the NYSE on February 21, 2019, and the Company's $14.21 closing share price on the NASDAQ on February 21, 2019.
(3)Assumed fair value of 3.5 million Tahoe options that upon the Tahoe Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Closing Date, the assumptions of which are described in the Company's Q3 2019 Financial Statements.
The following table summarizes the allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the Closing Date of the Tahoe Acquisition:

Allocation of consideration:
Cash and cash equivalents	$27,529
Accounts receivable	18,154
VAT Receivable	87,492
Inventory	148,209
Other current assets	1,381
Mineral properties, plant and equipment	1,239,402
Other assets	6,551
Deferred tax assets	30,728
Accounts payable and accrued liabilities	(148,742)
Debt	(125,000)
Provision for closure and decommissioning liabilities	(77,320)
Net current and deferred income tax liabilities	(65,710)
$1,142,674

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
Due to the expected production profile at Dolores, the Company has determined that prospectively the mine is more appropriately categorized as a Gold Segment operation. As such, beginning in 2021, the Company will begin to report Dolores cash costs and AISC, including recast comparative amounts, on a per ounce of gold basis and include it as part of its Gold Segment cash costs and AISC calculations.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods. All 2019 operating results from the Gold Segment mines only include results from February 22, 2019 to December 31, 2019.

PAN AMERICAN SILVER CORP.	49

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Consolidated Cash Costs and AISC:

	Three months ended December 31, 2020				Three months ended December 31, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production Costs	119,407	87,296		206,702	136,443	93,151		229,594
Purchase price allocation inventory fair value adjustment	—	(712)		(712)		(1,683)		(1,683)
NRV inventory adjustments	6,742	—		6,742	(486)	—		(486)
On-site direct operating costs(3)	126,148	86,583		212,732	135,957	91,468		227,425
Royalties	7,222	1,902		9,123	6,024	1,912		7,936
Smelting, refining and direct selling charges(2)	22,074	29		22,103	21,148	326		21,474
Cash cost of sales before by-product credits(3)	155,444	88,514		243,958	163,129	93,706		256,835
Silver segment by-product credits(2)	(127,021)	—		—	(113,555)	—		—
Gold segment by-product credits(2)	—	(2,745)		—	—	(690)		—
Consolidated silver basis by-product credits(1,2)	—	—		(337,483)	—	—		(312,015)
Cash costs(3)	28,424	85,769		(93,524)	49,573	93,016		(55,180)

NRV inventory adjustments	(6,742)	—		(6,742)	486	—		486
Sustaining capital	24,392	27,615		52,007	19,584	26,603		46,187
Exploration and project development	596	851	(356)	1,091	929	633	1,000	2,562
Reclamation cost accretion	1,225	749	87	2,061	1,652	777	154	2,583
General and administrative expense	—	—	10,679	10,679	—	—	10,009	10,009
All-in sustaining costs(3)	47,895	114,984	10,410	(34,428)	72,225	121,029	11,163	6,648

Silver segment silver ounces sold (koz)	4,620	—		—	6,352	—		—
Gold segment gold ounces sold (koz)	—	112		—	—	134		—
Total silver ounces sold (koz)	—	—		4,732	—	—		6,392
Cash costs per ounce sold	6.15	763			7.80	693
AISC per ounce sold	10.37	1,023		(7.28)	11.37	901		1.04
AISC per ounce sold (excluding NRV inventory adjustments)	11.83	1,023		(5.85)	11.29	901		0.96

PAN AMERICAN SILVER CORP.	50

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

	Year ended December 31, 2020				Year ended December 31, 2019
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment(4)	Corporate	Consolidated (silver basis)(1)
Production Costs	375,475	321,198		696,672	516,642	324,655		841,297
Purchase price allocation inventory fair value adjustment		(3,463)		(3,463)		(43,395)		(43,395)
NRV inventory adjustments	16,175	—		16,175	356	—		356
On-site direct operating costs(3)	391,650	317,735		709,385	516,998	281,260		798,257
Royalties	20,663	6,832		27,494	21,413	5,308		26,721
Smelting, refining and direct selling charges(2)	61,340	137		61,477	72,898	953		73,851
Cash cost of sales before by-product credits(3)	473,653	324,704		798,357	611,309	287,521		898,829
Silver segment by-product credits(2)	(354,042)	—		—	(454,472)	—		—
Gold segment by-product credits(2)	—	(7,213)		—	—	(1,968)		—
Consolidated silver basis by-product credits(1,2)	—	—		(1,052,852)	—	—		(1,019,548)
Cash costs(3)	119,611	317,490		(254,495)	156,836	285,553		(120,718)

NRV inventory adjustments	(16,175)	—		(16,175)	(356)	—		(356)
Sustaining capital	83,178	78,868		162,047	90,632	88,464		179,096
Exploration and project development(5)	1,474	3,413	2,209	7,096	3,195	3,404	3,204	9,803
Reclamation cost accretion	4,898	2,996	365	8,260	6,605	2,637	661	9,903
General and administrative expense			36,375	36,375			31,752	31,752
All-in sustaining costs(3)	192,986	402,768	38,948	(56,893)	256,913	380,058	35,617	109,480

Silver segment silver ounces sold (koz)	16,966	—		—	24,559	—		—
Gold segment gold ounces sold (koz)	—	398		—	—	401		—
Total silver ounces sold (koz)	—	—		17,317	—	—		24,676
Cash costs per ounce sold	7.05	797			6.39	712
AISC per ounce sold	11.38	1,011		(3.29)	10.46	948		4.44
AISC per ounce sold (excluding NRV inventory adjustments)	12.33	1,011		(2.35)	10.48	948		4.45
(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Totals may not add due to rounding.
(4)All operating results from the Gold Segment Mines, are only from the Closing Date to September 30, 2019, and do not represent a full twelve months of 2019 operations.
(5)The amounts for the twelve months ended December 31, 2019 exclude $1.9 million from non-cash project development write-downs.

PAN AMERICAN SILVER CORP.	51

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2020	2019	2020	2019
Payments for mineral properties, plant and equipment(1)	53,637	50,319	178,556	205,807
Add/(Subtract)
Lease repayments	3,180	5,726	13,101	19,270
Non-Sustaining capital(2)	(4,807)	(9,857)	(29,610)	(45,980)
Sustaining Capital	52,007	46,187	162,047	179,096
(1)As presented on the unaudited interim consolidated statements of cash flows.
(2)Non-sustaining capital includes expenditures disclosed in the “Project Development Update” section of this MD&A, $0.1 million and $4.8 million in Q4 2020 and full year 2020, respectively primarily for Escobal generators, as well as lease payments related to the power plant at Shahuindo and office lease and capital expenditures related to the corporate offices.

PAN AMERICAN SILVER CORP.	52

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended December 31, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	22,069	36,235	16,402	17,207	6,455	21,038	119,407
NRV inventory adjustments	—	6,250	—	—	—	492	6,742
On-site direct operating costs	22,069	42,485	16,402	17,207	6,455	21,530	126,148
Royalties	185	2,603	57	—	3,647	730	7,222
Smelting, refining & direct selling costs	4,444	13	7,790	5,775	2,132	1,919	22,074
Cash Costs before by-product credits	26,698	45,101	24,249	22,982	12,234	24,180	155,444
Silver segment by-product credits	(17,577)	(54,493)	(22,832)	(16,852)	(4,222)	(11,044)	(127,021)
Cash Costs	9,121	(9,392)	1,416	6,130	8,013	13,136	28,424

NRV inventory adjustments	—	(6,250)	—	—	—	(492)	(6,742)
Sustaining capital	5,496	12,778	776	3,219	1,391	732	24,392
Exploration and project development	442	124	—	30	—	—	596
Reclamation cost accretion	143	660	144	84	71	123	1,225
All-in sustaining costs	15,201	(2,079)	2,336	9,463	9,475	13,499	47,895

Silver segment silver ounces sold (koz)	1,291	959	697	517	453	702	4,620
Cash cost per ounce sold	7.07	(9.79)	2.03	11.85	17.67	18.72	6.15
AISC per ounce sold	11.78	(2.17)	3.35	18.29	20.89	19.24	10.37
AISC per ounce sold (excluding NRV inventory adjustments)	11.78	4.35	3.35	18.29	20.89	19.94	11.83

SILVER SEGMENT	Three Months Ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	18,049	42,949	19,680	19,787	12,336	23,642	136,443
NRV inventory adjustments	—	(435)	—	—	—	(51)	(486)
On-site direct operating costs	18,049	42,513	19,680	19,787	12,336	23,591	135,957
Royalties	179	2,126	—	—	3,494	224	6,024
Smelting, refining & direct selling costs	4,775	21	5,592	4,091	4,509	2,160	21,148
Cash Costs before by-product credits	23,003	44,660	25,272	23,878	20,339	25,975	163,128
Silver segment by-product credits	(15,399)	(40,958)	(21,339)	(18,296)	(5,942)	(11,621)	(113,555)
Cash Costs	7,604	3,702	3,934	5,582	14,396	14,354	49,572

NRV inventory adjustments	—	435	—	—	—	51	486
Sustaining capital	1,957	8,106	2,834	3,945	2,048	696	19,584
Exploration and project development	565	274	—	51	—	39	929
Reclamation cost accretion	144	560	181	109	78	580	1,652
All-in sustaining costs	10,269	13,077	6,949	9,687	16,522	15,720	72,224

Silver segment silver ounces sold (koz)	1,770	1,402	736	515	1,001	928	6,352
Cash cost per ounce sold	4.30	2.64	5.34	10.85	14.38	15.47	7.80
AISC per ounce sold	5.80	9.33	9.44	18.83	16.50	16.94	11.37
AISC per ounce sold (excluding NRV inventory adjustments)	5.80	9.02	9.44	18.83	16.50	16.88	11.29

PAN AMERICAN SILVER CORP.	53

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

SILVER SEGMENT	Year ended December 31, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	69,073	138,670	39,572	35,768	25,940	66,451	375,475
NRV inventory adjustments	—	12,713	—	—	—	3,462	16,175
On-site direct operating costs	69,073	151,384	39,572	35,768	25,940	69,913	391,650
Royalties	593	8,286	42	—	9,812	1,930	20,663
Smelting, refining & direct selling costs	18,110	66	18,167	11,712	7,092	6,192	61,340
Cash Costs before by-product credits	87,776	159,736	57,781	47,480	42,844	78,036	473,653
Silver segment by-product credits	(51,039)	(169,802)	(50,826)	(34,856)	(9,383)	(38,137)	(354,042)
Cash Costs	36,737	(10,066)	6,955	12,624	33,461	39,899	119,611

NRV inventory adjustments	—	(12,713)	—	—	—	(3,462)	(16,175)
Sustaining capital	18,417	44,861	4,500	7,259	4,877	3,264	83,178
Exploration and project development	998	338	—	138	—	—	1,474
Reclamation cost accretion	570	2,640	576	336	285	491	4,898
All-in sustaining costs	56,723	25,060	12,031	20,357	38,623	40,192	192,986

Silver segment silver ounces sold (koz)	5,254	4,063	1,843	1,108	2,153	2,545	16,966
Cash cost per ounce sold	6.99	(2.48)	3.77	11.40	15.54	15.68	7.05
AISC per ounce sold	10.80	6.17	6.53	18.38	17.94	15.80	11.38
AISC per ounce sold (excluding NRV inventory adjustments)	10.80	9.30	6.53	18.38	17.94	17.16	12.33

SILVER SEGMENT(1)	Year ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	74,544	183,058	76,962	73,396	46,456	62,226	516,642
NRV inventory adjustments	—	(7,885)	—	—	—	8,240	356
On-site direct operating costs	74,544	175,174	76,962	73,396	46,456	70,466	516,998
Royalties	595	8,264	—	—	11,348	1,206	21,413
Smelting, refining & direct selling costs	17,420	106	21,088	15,675	11,871	6,738	72,898
Cash Costs before by-product credits	92,559	183,544	98,050	89,071	69,675	78,410	611,309
Silver segment by-product credits	(69,905)	(168,333)	(84,544)	(78,907)	(22,573)	(30,211)	(454,472)
Cash Costs	22,654	15,211	13,506	10,164	47,102	48,200	156,836

NRV inventory adjustments	—	7,885	—	—	—	(8,240)	(356)
Sustaining capital	9,721	49,660	10,936	12,599	4,960	2,757	90,632
Exploration and project development	1,445	1,105	13	327	—	305	3,195
Reclamation cost accretion	576	2,240	723	436	311	2,319	6,605
All-in sustaining costs	34,396	76,100	25,178	23,526	52,373	45,341	256,913

Silver segment silver ounces sold (koz)	7,583	4,924	3,253	2,335	4,003	2,460	24,559
Cash cost per ounce sold	2.99	3.09	4.15	4.35	11.77	19.59	6.39
AISC per ounce sold	4.54	15.45	7.74	10.08	13.08	18.43	10.46
AISC per ounce sold (excluding NRV inventory adjustments)	4.54	13.85	7.74	10.08	13.08	21.78	10.48

PAN AMERICAN SILVER CORP.	54

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended December 31, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	23,460	23,797	40,039	87,296
Purchase Price Allocation Inventory Fair Value Adjustment	(688)	(24)	—	(712)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	22,772	23,772	40,039	86,583
Royalties	—	—	1,902	1,902
Smelting, refining & direct selling costs	—	—	29	29
Cash Costs before by-product credits	22,772	23,772	41,970	88,514
Gold segment by-product credits	(2,291)	(365)	(89)	(2,745)
Cash Costs of Sales	20,481	23,407	41,881	85,769

NRV inventory adjustments	—	—	—	—
Sustaining capital	6,963	13,030	7,621	27,615
Exploration and project development	—	—	851	851
Reclamation cost accretion	404	295	51	749
All-in sustaining costs	27,848	36,732	50,404	114,984

Gold segment gold ounces sold	33,063	42,096	37,200	112,359
Cash cost per ounce sold	619	556	1,126	763
AISC per ounce sold	842	873	1,355	1,023
AISC per ounce sold (excluding NRV inventory adjustments)	842	873	1,355	1,023

GOLD SEGMENT	Three months ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	25,375	28,603	39,173	93,151
Purchase Price Allocation Inventory Fair Value Adjustment	(916)	(750)	(17)	(1,683)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	24,459	27,853	39,156	91,468
Royalties	—	—	1,912	1,912
Smelting, refining & direct selling costs	173	118	35	326
Cash Costs before by-product credits	24,632	27,971	41,103	93,706
Gold segment by-product credits	(507)	(92)	(91)	(690)
Cash Costs of Sales	24,125	27,879	41,012	93,016

NRV inventory adjustments	—	—	—	—
Sustaining capital	14,156	8,382	4,066	26,603
Exploration and project development	82	33	518	633
Reclamation cost accretion	290	447	40	777
All-in sustaining costs	38,653	36,740	45,636	121,030

Gold segment gold ounces sold	39,849	48,062	46,400	134,310
Cash cost per ounce sold	605	580	884	693
AISC per ounce sold	970	764	984	901
AISC per ounce sold (excluding NRV inventory adjustments)	970	764	984	901

PAN AMERICAN SILVER CORP.	55

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

GOLD SEGMENT	Year ended December 31, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	97,941	72,676	150,581	321,198
Purchase Price Allocation Inventory Fair Value Adjustment	(3,125)	(336)	(1)	(3,463)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	94,816	72,339	150,580	317,735
Royalties	—	—	6,832	6,832
Smelting, refining & direct selling costs	—	—	137	137
Cash Costs before by-product credits	94,816	72,339	157,549	324,704
Gold segment by-product credits	(6,120)	(743)	(350)	(7,213)
Cash Costs of Sales	88,695	71,596	157,199	317,490

NRV inventory adjustments	—	—	—	—
Sustaining capital	22,749	37,324	18,795	78,868
Exploration and project development	(5)	—	3,418	3,413
Reclamation cost accretion	1,615	1,179	203	2,996
All-in sustaining costs	113,055	110,098	179,615	402,768

Gold segment gold ounces sold	150,775	99,320	148,130	398,225
Cash cost per ounce sold	588	721	1,061	797
AISC per ounce sold	750	1,109	1,213	1,011
AISC per ounce sold (excluding NRV inventory adjustments)	750	1,109	1,213	1,011

GOLD SEGMENT	Year ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	90,877	99,915	133,863	324,655
Purchase Price Allocation Inventory Fair Value Adjustment	(14,003)	(19,978)	(9,414)	(43,395)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	76,874	79,937	124,449	281,260
Royalties	—	—	5,308	5,308
Smelting, refining & direct selling costs	501	345	107	953
Cash Costs before by-product credits	77,375	80,282	129,864	287,521
Gold segment by-product credits	(1,411)	(278)	(279)	(1,968)
Cash Costs of Sales	75,964	80,004	129,585	285,553

NRV inventory adjustments	—	—	—	—
Sustaining capital	29,873	47,557	11,035	88,464
Exploration and project development	787	358	2,259	3,404
Reclamation cost accretion	983	1,515	139	2,637
All-in sustaining costs	107,607	129,434	143,019	380,059

Gold segment gold ounces sold	133,298	124,206	143,300	400,804
Cash cost per ounce sold	570	644	904	712
AISC per ounce sold	807	1,042	998	948
AISC per ounce sold (excluding NRV inventory adjustments)	807	1,042	998	948
(1)Timmins refers to the Timmins West and Bell Creek mines.

PAN AMERICAN SILVER CORP.	56

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and twelve months ended December 31, 2020 and 2019, to the net earnings for each period.

	Three Months Ended December 31		Year ended December 31
(In thousands of USD, except as noted)	2020	2019	2020	2019
Net earnings for the period	$169,018	$51,706	$176,455	$111,244
Adjust for:
Derivative losses (gains)	75	—	(38)	14
Impairment charges on mineral properties	—	40,050	—	40,050
Write-down of other assets	—	—	2,013	1,882
Unrealized foreign exchange losses (gains)	1,002	(1,395)	8,857	6,057
Heap inventory net realizable value (recovery) charge	(3,621)	4,128	662	29,833
Unrealized gains on foreign currency and commodity contracts	(6,787)	(1,046)	(6,137)	(646)
Share of income from associate and dilution gain	(12,340)	(14,246)	(10,529)	(15,245)
Gain on sale of assets	(9,832)	(1,040)	(7,922)	(3,858)
COVID 19 mine care and maintenance	—	—	75,097	—
Transaction and integration costs	—	(197)	—	7,515
Closure and decommissioning liability	5,174	—	5,174	—
Effect of taxes on adjusting items	(30)	(1,455)	(18,848)	(11,208)
Effect of foreign exchange on taxes	(22,171)	(7,597)	18,598	(7,651)
Total adjustments	$(48,530)	$17,202	$66,927	$46,743
Adjusted earnings for the period	$120,488	$68,908	$243,382	$157,987
Weighted average shares for the period	210,193	209,671	210,085	201,397
Adjusted earnings per share for the period	$0.57	$0.33	$1.16	$0.78
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	57

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; and risks related to its relations with employees. Certain of these risks are described below. Additional details and other risks facing the Company, including but not limited to: taxation risks, foreign operations, government regulations, community action, title to assets, and general economic conditions are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Financial Instruments and related risks section of the 2020 Financial Statements. Certain additional risk factors relating to the business of Tahoe are described in the Company’s management information circular dated December 4, 2018, with respect to the Arrangement, which is available on SEDAR at www.sedar.com. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2020 Financial Statements under Note 9 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Metal Price Fluctuations
The majority of our revenue is derived from the sale of silver, gold, zinc, copper and lead, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Board of Directors continually assesses Pan American’s strategy towards our metal exposure, depending on market conditions. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2021, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

PAN AMERICAN SILVER CORP.	58

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

2021 Revenue Metal Price Sensitivity

		Gold Price
		$1,525	$1,625	$1,725	$1,825	$1,925	$2,025	$2,125
Silver Price	$20.50	86%	89%	93%	96%	100%	103%	107%
	$21.50	87%	91%	94%	98%	101%	104%	108%
	$22.50	88%	92%	95%	99%	102%	106%	109%
	$23.50	90%	93%	97%	100%	103%	107%	110%
	$24.50	91%	94%	98%	101%	105%	108%	112%
	$25.50	92%	96%	99%	102%	106%	109%	113%
	$26.50	93%	97%	100%	104%	107%	111%	114%
Since base metal and gold revenue are treated as a by-product credit for purposes of calculating Silver Segment cash costs and AISC per ounce of silver sold, and silver revenue is treated as a by-product credit for purposes of calculating Gold Segment cash costs and AISC per ounce of gold sold, these non-GAAP measures are highly sensitive to metal prices. The tables below illustrate this point by plotting the expected Silver Segment AISC per silver ounce according to our 2021 guidance against various price assumptions for the Silver Segment’s two main by-product credits, zinc and gold, and plotting the expected Gold Segment AISC per gold ounce according to our 2021 guidance against various price assumptions for the Gold Segment's main by-product credit, Silver, expressed in percentage terms:
2021 Silver Segment AISC Metal Price Sensitivity

		Gold Price
		$1,525	$1,625	$1,725	$1,825	$1,925	$2,025	$2,125
Zinc Price	$2,400	109%	107%	106%	105%	103%	102%	100%
	$2,500	107%	106%	104%	103%	102%	100%	99%
	$2,600	106%	104%	103%	102%	100%	99%	97%
	$2,700	104%	103%	101%	100%	99%	97%	96%
	$2,800	103%	101%	100%	98%	97%	96%	94%
	$2,900	101%	100%	98%	97%	96%	94%	93%
	$3,000	100%	98%	97%	95%	94%	93%	91%
2021 Gold Segment AISC Metal Price Sensitivity

		Silver Price
		$20.50	$21.50	$22.50	$23.50	$24.50	$25.50	$26.50
Gold Price	$1,825	101%	101%	100%	100%	100%	99%	99%
The price of silver and other metals are affected by numerous factors beyond our control, including:
•global and regional levels of supply and demand;
•sales by government holders and other third parties;
•metal stock levels maintained by producers and others;
•increased production due to new mine developments and improved mining and production methods;
•speculative activities;
•inventory carrying costs;
•availability, demand and costs of metal substitutes;

PAN AMERICAN SILVER CORP.	59

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

•international economic and political conditions;
•interest rates, inflation and currency values;
•increased demand for silver or other metals for new technologies; and
•reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.
In addition to general global economic conditions that can have a significant impact on our business in many ways, declining market prices for metals could materially adversely affect our operations and profitability. A decrease in the market price of silver, gold and other metals could affect the commercial viability of our mines and production at some of our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines, including the development of capital intensive projects such as Navidad, all of which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.
If market prices of gold and silver remain below levels used in Pan American’s impairment testing and reserve prices for an extended period of time, Pan American may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring Pan American to perform an impairment assessment on related assets. Pan American further discusses key assumptions used in measuring the recoverable amounts of its mining assets in Note 13 of the 2020 Financial Statements for the year ended December 31, 2020. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.
The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. From time to time, we mitigate the market price risk associated with our base metal production by committing some of our forecast base metal production to forward sales and options contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Company recorded gains of $nil and $1.2 million in Q4 2019 and 2019, respectively, on certain outstanding collars made up of put and call contracts on base metal production to manage the Company's financial exposure to these metals. As at December 31, 2020, the Company had no outstanding contracts to sell base metal production.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At December 31, 2020, the Company had outstanding positions on its diesel exposure with a notional amount of 15.6 million gallons, with a weighted average fixed price of $1.18 per gallon, expiring between January 2021 and December 2022. The Company recorded gains of $4.0 million and $4.7 million for the three and twelve months ended December 31, 2020, respectively (Q4 2019 and 2019: $nil and $nil, respectively).
We take the view that our precious metals production should not be hedged, thereby allowing the maximum exposure to precious metal prices. However, in extreme circumstances, the Board of Directors may make exceptions to this approach. Such decisions could have material adverse effects upon our financial performance, financial position, and results of operations.
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.

PAN AMERICAN SILVER CORP.	60

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

As at December 31, 2020, we had receivable balances associated with buyers of our concentrates of $35.1 million (2019 - $48.8 million) and receivable balances associated with buyers of our doré of $ nil (2019 - $17.5 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. For example, in November 2018, Republic Metals Corporation ("Republic"), a refinery used by us, filed for bankruptcy. At the time of the bankruptcy, Republic had possession of approximately $4.9 million of our metal and we are pursuing a claim to collect damages, but, like many other creditors, we are also subject to alleged preference claims against us. As at December 31, 2020, we had approximately $61.8 million (2019 - $58.2 million) contained in precious metal inventory at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites and in-transit to refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to our counterparties’ credit risk to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2020, we had made $8.2 million of supplier advances (2019 - $3.4 million), which are reflected in “Trade and other receivables” on Pan American's balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Exchange Rate Risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $118.0 million in CAD, $1.0 million in MXN, $13.9 million in PEN, $7.2 million in ARS, $0.6 million in BOB, and $0.5 million in Guatemalan quetzals as at December 31, 2020.
As at December 31, 2020, Pan American had outstanding positions on $51.0 million in foreign currency exposure of MXN purchases and $45.6 million of PEN purchases. The MXN positions had weighted average USD put and call exchange rates of $21.29 and $30.43, respectively, expiring between January 2021 and December 2021. The PEN positions had weighted average USD put and call exchange rates of $3.50 and $3.67, respectively, expiring between January 2021 and December 2021.

PAN AMERICAN SILVER CORP.	61

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

For the year ended December 31, 2020, the Company recorded gains of $1.6 million (2019 - gains of $1.0 million), losses of $2.2 million (2019 - gains of $0.7 million), and losses of $0.6 million (2019 - gains of $0.3 million) on MXN, PEN, and CAD derivative contracts, respectively.
The following table illustrates the effect of changes in the exchange rate of PEN and CAD against the USD on anticipated cost of sales for 2021, expressed in percentage terms:
2021 Cost of Sales Exchange Rate Sensitivity

		CAD/USD
		$1.21	$1.24	$1.27	$1.30	$1.33	$1.36	$1.39
PEN/ USD	$3.20	103%	102%	102%	102%	101%	101%	101%
	$3.30	102%	102%	101%	101%	101%	100%	100%
	$3.40	102%	101%	101%	100%	100%	100%	99%
	$3.50	101%	101%	100%	100%	100%	99%	99%
	$3.60	101%	100%	100%	100%	99%	99%	99%
	$3.70	100%	100%	99%	99%	99%	98%	98%
	$3.80	100%	99%	99%	99%	98%	98%	98%
Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized locally to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time.

PAN AMERICAN SILVER CORP.	62

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Claims and Legal Proceedings
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims are from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years.
In some cases, we may also become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. We have disputed the allegations made in these suits, however the outcomes are not determinable at this time.
We may also be subject to proceedings in our commercial relationships. In November 2018, Republic, a refinery used by us, filed for bankruptcy. At the time of the bankruptcy, Republic had possession of approximately $4.9 million of our metal and we are pursuing a claim to collect damages. However, like many other creditors, we are now also subject to alleged preference claims against us by the litigation trustee in the Republic bankruptcy. The trustee has alleged that certain transfers that occurred in the three month period leading up to the bankruptcy are avoidable pursuant to applicable bankruptcy laws and that such amounts received by us from Republic are subject to recovery by the bankrupt’s estate. While we believe that we have defenses to such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights, or environmental or social damage, and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
COVID-19 and Other Pandemics
Since the outbreak of the coronavirus in late 2019 ("COVID-19") , it has spread into areas where we have operations and where our offices are located. Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we have reduced throughput at our Canadian operations in Timmins in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain COVID-19 or treat it. The impact of governmental

PAN AMERICAN SILVER CORP.	63

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and adequate supply of vaccines, and the roll-out of vaccination programs in each jurisdiction. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2021, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, beyond 2020, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Please refer to "Impact of COVID-19" discussion included in the "Operating Performance" section of this MD&A, as well as Pan American’s new releases for further information and updates related to the impact of COVID-19 on our operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides,

PAN AMERICAN SILVER CORP.	64

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments and assumptions using the most current information available. The significant judgments and key sources of estimation uncertainty in the application of accounting policies are described in Note 5 and Note 6 of the 2020 Financial Statements, respectively.
Readers should also refer to Note 3 of the 2020 Financial Statements, for the Company’s summary of significant accounting policies.

CHANGES IN ACCOUNTING STANDARDS
New and amended IFRS standards not yet effective
New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

DISCLOSURE CONTROLS AND PROCEDURES
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2020, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:
a)pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b)are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan

PAN AMERICAN SILVER CORP.	65

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

American are being made only in accordance with authorizations of management and Pan American’s directors, and
c)are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2020, Pan American’s internal control over financial reporting was effective.
Management reviewed the results of management’s assessment with the Audit Committee of the Board. Deloitte LLP, an independent registered public accounting firm, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. Deloitte LLP has provided such opinions.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three and twelve month periods ended December 31, 2020 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

PAN AMERICAN SILVER CORP.	66

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

MINERAL RESERVES AND RESOURCES

Pan American Silver Corporation Mineral Reserves as of June 30, 2020 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Proven	6.9	164	36.3	—	—	0.77	1.44	3.03
		Probable	3.6	169	19..8	—	—	0.31	1.60	3.07
Morococha (92.3%)(3)	Peru	Proven	3.3	158	16.6	—	—	0.32	1.52	3.98
		Probable	2.4	187	14.6	—	—	0.36	1.31	3.47
La Colorada	Mexico	Proven	4.4	339	48..2	0.25	35.3	—	1.28	2.29
		Probable	5.7	301	55.1	0.20	36.3	—	1.09	1.90
Dolores	Mexico	Proven	30.1	23	21.9	0.88	853.7	—	—	—
		Probable	6.8	26	5.7	0.81	177.4	—	—	—
Manantial Espejo	Argentina	Proven	0.4	240	3.2	1.87	24.7	—	—	—
		Probable	0.5	276	4.1	2.89	42.4	—	—	—
San Vicente (95%)(3)	Bolivia	Proven	1.1	453	16.5	—	—	0.46	0.33	3.36
		Probable	0.3	366	3.9	—	—	0.35	0.39	3.92
Joaquin	Argentina	Proven	—	591	0.9	0.15	0.2	—	—	—
		Probable	0.3	546	5.8	0.35	3.8	—	—	—
COSE	Argentina	Probable	0.1	903	2.2	17.61	41.9	—	—	—
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2	—	1..02	1.75
		Probable	22.1	316	225.0	0.34	243.8	—	0.77	1.25
Total Silver Segment(4)			90.7	178	519.2	0.64	1,493.8	0.51	1.06	2.13
Gold Segment
La Arena	Peru	Proven	26.9	—	—	0.36	311.3	—	—	—
		Probable	15.6	—	—	0.27	135.5	—	—	—
Shahuindo	Peru	Proven	74.8	7	16.1	0.50	1201.4	—	—	—
		Probable	49.6	7	10.4	0.47	750.6	—	—	—
Timmins	Canada	Proven	3.0	—	—	3.05	295.8	—	—	—
		Probable	7.1	—	—	2.93	665.5	—	—	—
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9	—	—	—
		Probable	6.2	7	1.4	0.57	113.1	—	—	—
Total Gold Segment(4)			192.5	5	31.0	0.59	3,676.0	—	—	—
Total Gold and Silver Segments(4)		Proven + Probable	283.2	63	550.2	0.61	5,169.8	0.51	1.06	2.13
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2020”.
(2)Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 Standards of Disclosures of Mineral Projects (“NI 43-101").
(3)This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

PAN AMERICAN SILVER CORP.	67

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Pan American Silver Corporation Measured and Indicated Mineral Resources as of June 30, 2020(1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Measured	1.8	161	9.5	—	—	0.18	1.65	3.02
		Indicated	2.4	155	11.8	—	—	0.61	1.64	2.85
Morococha (92.3%)(3)	Peru	Measured	0.8	135	3.4	—	—	0.70	0.91	2.89
		Indicated	0.6	142	2.8	—	—	0.58	0.91	2.94
La Colorada	Mexico	Measured	0.9	204	5.9	0.20	5.7	—	0.88	1.43
		Indicated	1.1	242	8.8	0.16	5.7	—	0.54	0.98
Dolores	Mexico	Measured	1.6	12	0.7	0.36	18.8	—	—	—
		Indicated	0.8	15	0.4	0.47	12.5	—	—	—
Manantial Espejo	Argentina	Measured	0.1	213	0.9	1.71	6.9	—	—	—
		Indicated	0.2	229	1.4	2.95	17.8	—	—	—
San Vicente (95%)(3)	Bolivia	Measured	1.1	167	6.1	—	—	0.22	0.19	2.43
		Indicated	0.2	260	1.9	—	—	0.22	0.24	2.80
Navidad	Argentina	Measured	15.4	137	67.8	—	—	0.10	1.44	—
		Indicated	139.8	126	564.5	—	—	0.04	0.79	—
Joaquin	Argentina	Measured	0.2	356	1.8	0.19	0.9	—	—	—
		Indicated	0.2	366	1.9	0.27	1.4	—	—	—
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7	—	0.31	0.59
		Indicated	14.2	201	91.6	0.20	93.0	—	0.38	0.66
Total Silver Segment(4)			183.8	135	799.9	0.26	179.4	0.06	0.82	1.29
Gold Segment
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9	—	—	—
		Indicated	4.5	9	1.3	0.50	71.2	—	—	—
Pico Machay	Peru	Measured	4.7	—	—	0.91	137.5	—	—	—
		Indicated	5.9	—	—	0.67	127.1	—	—	—
La Arena	Peru	Measured	3.6	—	—	0.27	30.8	—	—	—
		Indicated	6.6	—	—	0.25	52.6	—	—	—
Shahuindo	Peru	Measured	11.0	5	1.7	0.25	87.9	—	—	—
		Indicated	17.4	4	2.2	0.25	142.3	—	—	—
Timmins	Canada	Measured	2.2	—	—	3.37	239.6	—	—	—
		Indicated	4.9	—	—	3.00	469.6	—	—	—
La Arena II	Peru	Measured	155.7	—	—	0.25	1,265.2	0.37	—	—
		Indicated	586.7	—	—	0.23	4,371.9	0.35	—	—
Fenn-Gib(5)	Canada	Indicated	40.8	—	—	0.99	1,298.6	—	—	—
Whitney	Canada	Measured	0.8	—	—	7.02	172.3	—	—	—
		Indicated	1.8	—	—	6.77	387.5	—	—	—
Gold River	Canada	Indicated	0.7	—	—	5.29	117.4	—	—	—
Marlhill	Canada	Indicated	0.4	—	—	4.52	57.4	—	—	—
Vogel	Canada	Indicated	2.2	—	—	1.75	125.0	—	—	—
Total Gold Segment(4)			851.1	4	5.6	0.34	9,194.0	0.35	—	—
Total Gold and Silver Segments(4)		Measured + Indicated	1,034.9	110	805.5	0.33	9,373.4	0.30	0.82	1.29
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2020”.
(2)Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.

PAN AMERICAN SILVER CORP.	68

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

(4)Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.
(5)The Company disposed of the the Fenn-Gib property in Q4 2020; as of the date of this MD&A, the property is no longer owned by the Company.

Pan American Silver Corporation Inferred Mineral Resources as of June 30, 2020(1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Inferred	5.8	157	29.0	—	—	0.45	1.55	2.83
Morococha (92.3%)(3)	Peru	Inferred	4.4	157	22.4	—	—	0.35	1.05	3.38
La Colorada	Mexico	Inferred	6.2	232	46.2	0.13	26.8	—	1.60	3.10
La Colorada Skarn	Mexico	Inferred	100.4	44	141.0	—	—	0.20	1.77	4.29
Dolores	Mexico	Inferred	3.8	43	5.3	1.14	139.0	—	—	—
Manantial Espejo	Argentina	Inferred	0.6	206	3.9	2.18	41.9	—	—	—
San Vicente (95%)(3)	Bolivia	Inferred	2.5	303	24.5	—	—	0.24	0.31	3.14
Navidad	Argentina	Inferred	45.9	81	119.4	—	—	0.02	0.57	—
Joaquin	Argentina	Inferred	0.4	351	4.2	0.27	3.2	—	—	—
COSE	Argentina	Inferred	—	382	0.3	7.10	6.3	—	—	—
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7	—	0.22	0.42
Total Silver Segment(4)			171.8	74	406.9	0.66	270.8	0.16	1.37	4.05
Gold Segment
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6	—	—	—
Pico Machay	Peru	Inferred	23.9	—	—	0.58	445.7	—	—	—
La Arena	Peru	Inferred	13.3	—	—	0.24	101.0	—	—	—
Shahuindo	Peru	Inferred	12.0	7	2.8	0.52	201.8	—	—	—
Shahuindo Sulphide	Peru	Inferred	97.4	14	45.1	0.74	2,323.3	—	—	—
Timmins	Canada	Inferred	5.0	—	—	3.27	529.3	—	—	—
La Arena II	Peru	Inferred	91.6	—	—	0.23	683.1	0.17	—	—
Fenn-Gib(5)	Canada	Inferred	24.5	—	—	0.95	750.0	—	—	—
Whitney	Canada	Inferred	0.8	—	—	5.34	134.9	—	—	—
Gold River	Canada	Inferred	5.3	—	—	6.06	1027.4	—	—	—
Vogel	Canada	Inferred	1.5	—	—	3.60	168.8	—	—	—
Total Gold Segment(4)			289.0	12	51.2	0.71	6,589.9	0.17	—	—
Total Gold and Silver Segments(4)		Inferred	460.8	46	458.1	0.71	6,860.7	0.14	1.37	4.05
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2020”.
(2)Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.
(5)The Company disposed of the the Fenn-Gib property in Q4 2020; as of the date of this MD&A, the property is no longer owned by the Company.

PAN AMERICAN SILVER CORP.	69

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Metal Price Assumptions Used to Estimate Mineral Reserves and Resources as of June 30, 2019
Property	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	18.00	1,300	6,000	2,000	2,350
Morococha	All categories	18.00	1,300	6,000	2,000	2,350
La Colorada	All categories	18.00	1,300	6,000	2,000	2,350
La Colorada Skarn	All categories	18.50		6,500	2,200	2,600
Dolores	Reserves	18.00	1,350
	Resources	18.50	1,700
La Bolsa	All categories	14.00	825
Manantial Espejo	All categories	18.00	1,400
San Vicente	All categories	18.00	1,300	6,000	2,000	2,350
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	All categories	18.00	1,300
COSE	All categories	18.00	1,300
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	18.00	1,350
	Resources	18.50	1,700
Shahuindo Sulphide	Inferred Resource	15.00	1,400
La Arena	Reserves	18.00	1,400
	Resources	18.50	1,700
La Arena II	All categories		1,500	8,816
Timmins	All categories		1,350
Fenn-Gib	Inside pit		1,190
	Below pit		1,190
Whitney	All categories		1,200
Gold River	All categories		1,200
Marlhill	All categories		1,125
Vogel	Inside pit		1,150
	Below pit		1,150
General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated February 17, 2021, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Quantities of contained metal are shown before metallurgical recoveries.
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM,

PAN AMERICAN SILVER CORP.	70

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 17, 2021, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance, and estimates of current production levels including our estimated production of silver, gold and other metals forecasted for 2021, our estimated cash costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Credit Facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; the timing and outcome with respect to Pan American's environmental, social and governance activities, and Pan American Silver's corporate social responsibilities activities and our reporting in respect thereof; the anticipated amount and timing of production at each of the Company’s properties and in the aggregate; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine and; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and completion thereof; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada; anticipated mineral reserves and mineral resources; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; if necessary, continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	71

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; presence of or changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, such as in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala, some of which might prevent or cause the suspension or discontinuation of mining activities; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	72

Management Discussion and Analysis
For the years ended December 31, 2020 and 2019
(tabular amounts in thousands of U.S. dollars other than shares, options, warrants, per share amounts, or unless otherwise noted)

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserve and mineral resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American, in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	73